1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 15, 2006

For the month of August 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 9/15/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on August 16, 2006: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on August 17, 2006: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on August 17, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on August 21, 2006: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on August 22, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.6	Announcement on August 24, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.7	Announcement on August 24, 2006: Important Resolutions from 10th term 2nd Board Meeting

99.8	Announcement on August 25, 2006: To announce related materials on acquisition of Promos Technologies common shares

99.9	Announcement on August 29, 2006: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on September 1, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.11	Announcement on September 6, 2006: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on September 7, 2006: July Revenue

99.13	Announcement on September 8, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.14	Announcement on September 12, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.15	Announcement on September 14, 2006: To announce related materials on acquisition of Promos Technologies. common shares

99.16	Announcement on September 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.17	United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June 30, 2006 And 2005

Exhibit 99.1

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/10~2006/08/15

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $579,622,500 NTD; total transaction price:$ 579,622,500 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.2

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/04~2006/08/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 910,484,460 NTD; total transaction price:$ 910,484,460 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.3

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/08/14~2006/08/17

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,200,000 shares; average unit price:$292.67 NTD; total amount:$351,207,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 338,795,376 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 34,334,499 shares; amount: 355,136,706 NTD; percentage of holdings: 3.55%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.30%; ratio of shareholder’s equity: 15.20%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.4

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/18

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 576,985,950 NTD; total transaction price:$ 576,985,950 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.5

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/16~2006/08/22

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 30,498,000 shares; average unit price: $ 12.94 NTD; total amount: $ 394,644,660 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 370,730,000 shares; amount:NTD 4,728,652,310; percentage of holdings: 6.12%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.24% ratio of shareholder’s equity: 15.13%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.6

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/08/18~2006/08/24

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,196,000 shares; average unit price: $ 295.65 NTD; total amount: $ 353,595,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 341,224,250 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 33,138,499 shares; amount: 342,765,956 NTD; percentage of holdings: 3.42%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.50%; ratio of shareholder’s equity: 15.45%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.7

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Important Resolutions from 10th term 2nd Board Meeting

1.	Date of occurrence of the event:2006/08/24

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

The board meeting has approved important resolutions as the followings:

(1)	To approve the financial statements for the 1st half of 2006.

(2)	To approve a list of applicants for “UMC Conversion Sales Program”. The Company will assist the shareholders to issue and sell UMC ADRs.

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

Exhibit 99.8

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/24~2006/08/25

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 43,237,000 shares; average unit price: $12.98 NTD; total amount: $ 561,119,853 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 413,967,000 shares; amount:NTD 5,289,772,163; percentage of holdings: 6.83%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.42% ratio of shareholder’s equity: 15.34%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.9

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/08/25~2006/08/28

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 636,459,640 NTD; total transaction price: $ 636,459,640 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.10

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/08/25~2006/09/01

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,135,000 shares; average unit price: $ 301.49 NTD; total amount: $ 342,192,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 330,452,699 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 32,003,499 shares; amount: 331,026,155 NTD; percentage of holdings: 3.31%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.18%; ratio of shareholder’s equity: 16.63%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.11

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/09/04~2006/09/05

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one lot; average unit price: $ 798,611,650 NTD; total transaction price:$ 798,611,650 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.12

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United Microelectronics Corporation

September 7, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
August	Invoice amount	8,277,724	8,220,082	57,642	0.70%
2006	Invoice amount	62,005,406	53,693,930	8,311,476	15.48%
August	Net sales	9,416,111	8,010,667	1,405,444	17.54%
2006	Net sales	68,753,291	54,804,546	13,948,745	25.45%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,140,222
UMC’s subsidiaries	22,653	22,749	539,824

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	(252,149)	2,025,923	76,280,445
UMC’s subsidiaries	0	0	7,664,389
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,130,863
Net Profit from Market Value	(1,183,652)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.13

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/09/04~2006/09/08
3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,070,000 shares; average unit price: $ 327.19 NTD; total amount: $ 350,098,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 339,030,522 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 30,933,499 shares; amount: 319,958,677 NTD; percentage of holdings: 3.19%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.21%; ratio of shareholder’s equity: 16.67%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.14

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/08/28~2006/09/12

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 51,236,000 shares; average unit price: $ 13.60 NTD; total amount: $ 696,822,741 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 465,203,000 shares; amount:NTD 5,986,594,904; percentage of holdings: 7.68%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.01% ratio of shareholder’s equity: 16.41%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.15

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To announce related materials on acquisition of Promos Technologies common shares

1.	Name of the securities: Common shares of Promos Technologies.

2.	Trading date: 2006/09/13~2006/09/14

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 61,547,000 shares; average unit price: $ 13.72 NTD; total amount: $ 844,519,478 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Not applicable

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 526,750,000 shares; amount:NTD 6,831,114,382; percentage of holdings: 8.69%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.20% ratio of shareholder’s equity: 16.65%; the operational capital as shown in the most recent financial statement: $ 82,601,170 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financial operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

Exhibit 99.16

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United Microelectronics Corporation

For the month of August, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of August, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of July 31, 2006	Number of shares held as of August 31, 2006	Changes
Director	Ting-Yu Lin	16,182,403	16,782,403	600,000
Vice President	Shih-Wei Sun	15,183,341	15,083,341	(100,000)
Vice President	Ing-Ji Wu	12,217,039	11,907,039	(310,000)
Vice President	Wen-Yang Chen	6,877,255	4,377,255	(2,500,000)
Vice President	Lee Chung	601,546	531,546	(70,000)
Vice President	Po-Wen Yen	1,612,551	1,462,551	(150,000)

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of July 31, 2006	Number of shares pledge as of August 31, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2006
Semiconductor Manufacturing Equipment	3,978,470	15,763,431
Fixed assets	45,697	259,788

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2006
Semiconductor Manufacturing Equipment	24,151	197,865
Fixed assets	0	0

Exhibit 99.17

www.umc.com

United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June 30, 2006 And 2005

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2006 AND 2005

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying balance sheets of United Microelectronics Corporation as of June 30, 2006 and 2005, and the related statements of income, statements of changes in stockholders’ equity, and cash flows for the six-month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(10) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of June 30, 2006 and 2005 of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$499 million and NT$144 million for the six-month periods ended June 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$5,706 million and NT$5,559 million as of June 30, 2006 and 2005, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United Microelectronics Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the six-month periods ended June 30, 2006 and 2005, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets. Effective from January 1, 2006, goodwill is no longer subject to amortization.

We have also audited the consolidated financial statements of United Microelectronics Corporation as of and for the six-month periods ended June 30, 2006 and 2005, and have expressed an unqualified opinion with explanatory paragraph on such financial statements.

July 19, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying audited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

1

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

BALANCE SHEETS

June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
Assets	Notes	2006	2005
Current assets
Cash and cash equivalents	2, 4 (1)	$90,049,580	$68,065,457
Financial assets at fair value through profit or loss, current	2, 3, 4 (2)	1,506,063	2,286,070
Available-for-sale financial assets, current	2, 3, 4 (3)	—	772,509
Held-to-maturity financial assets, current	2, 3, 4 (4)	779,456	63,080
Notes receivable	4 (5)	2,755	288
Notes receivable - related parties	5	70,880	57,853
Accounts receivable, net	2, 4 (6)	5,308,537	5,082,399
Accounts receivable - related parties, net	2, 5	7,173,966	4,506,666
Other receivables	2, 5	722,558	611,559
Inventories, net	2, 4 (7)	10,383,292	7,898,701
Prepaid expenses		849,094	820,875
Deferred income tax assets, current	2, 4 (22)	2,720,051	3,413,529

Total current assets		119,566,232	93,578,986

Funds and investments
Available-for-sale financial assets, noncurrent	2, 3, 4 (8)	37,864,803	5,171,355
Held-to-maturity financial assets, noncurrent	2, 3, 4 (4)	200,000	1,153,028
Financial assets measured at cost, noncurrent	2, 3, 4 (9)	2,265,728	2,544,521
Long-term investments accounted for under the equity method	2, 3, 4 (10)	33,261,799	37,304,798

Total funds and investments		73,592,330	46,173,702

Property, plant and equipment	2, 3, 4 (11), 7
Land		1,132,576	1,132,576
Buildings		16,249,112	15,860,960
Machinery and equipment		380,689,179	348,877,930
Transportation equipment		78,461	88,095
Furniture and fixtures		2,300,342	2,119,552

Total cost		400,449,670	368,079,113
Less : Accumulated depreciation		(274,361,684)	(228,295,715)
Add : Construction in progress and prepayments		10,539,974	20,087,650

Property, plant and equipment, net		136,627,960	159,871,048

Intangible assets
Goodwill	2, 3	3,745,122	4,168,997
Technological know-how	2	299,877	399,178

Total intangible assets		4,044,999	4,568,175

Other assets
Deferred charges	2	1,627,918	1,800,209
Deferred income tax assets, noncurrent	2, 4 (22)	4,414,737	3,922,375
Other assets - others	2, 4 (12), 6	1,956,997	2,069,695

Total other assets		7,999,652	7,792,279

Total assets		$341,831,173	$311,984,190

		As of June 30,
Liabilities and Stockholders’ Equity	Notes	2006	2005
Current liabilities
Short-term loans	4 (13)	$—	$1,645,280
Financial liabilities at fair value through profit or loss, current	2, 3, 4 (14)	1,188,290	27,475
Accounts payable		4,733,091	3,797,102
Income tax payable	2	1,188,953	60,389
Accrued expenses		5,781,758	5,274,099
Dividend payable	4 (20)	7,161,301	1,758,736
Payable on equipment		4,398,689	3,413,036
Other payables	4 (20)	311,960	27,006
Current portion of long-term liabilities	2, 4 (15)	10,312,904	5,250,000
Other current liabilities	7	1,888,116	820,413

Total current liabilities		36,965,062	22,073,536

Long-term liabilities
Bonds payable	2, 4 (15)	30,279,246	28,347,240

Total long-term liabilities		30,279,246	28,347,240

Other liabilities
Accrued pension liabilities	2, 4 (16)	3,044,682	2,962,723
Deposits-in		21,451	20,636
Deferred credits - intercompany profits	2	9,806	9,806
Other liabilities - others		551,252	510,637

Total other liabilities		3,627,191	3,503,802

Total liabilities		70,871,499	53,924,578

Capital
Common stock	2, 4 (17), 4 (18), 4 (20)	188,452,341	177,794,314
Stock dividends for distribution		2,248,771	19,560,220
Capital reserve	2, 4 (17)
Premiums		60,712,685	64,227,411
Change in equities of long-term investments		6,655,250	20,786,958
Retained earnings	4 (17), 4 (20)
Legal reserve		16,699,508	15,996,839
Special reserve		322,150	1,744,171
Unappropriated earnings		3,434,838	3,622,790
Adjusting items in stockholders’ equity	2, 4 (8)
Cumulative translation adjustment		(855,518)	(1,998,163)
Unrealized gain or loss on financial instruments		19,677,371	(9,597,290)
Treasury stock	2, 4 (10), 4 (17), 4 (19)	(26,387,722)	(34,077,638)

Total stockholders’ equity		270,959,674	258,059,612

Total liabilities and stockholders’ equity		$341,831,173	$311,984,190

The accompanying notes are an integral part of the financial statements.

2

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF INCOME

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the six-month period ended June 30,
	Notes	2006	2005
Operating revenues	2, 5
Sales revenues		$49,078,075	$39,605,151
Less : Sales returns and discounts		(456,096)	(729,298)

Net sales		48,621,979	38,875,853
Other operating revenues		1,512,987	852,773

Net operating revenues		50,134,966	39,728,626

Operating costs	4 (21), 5
Cost of goods sold		(40,738,614)	(36,279,398)
Other operating costs		(999,065)	(266,257)

Operating costs		(41,737,679)	(36,545,655)

Gross profit		8,397,287	3,182,971
Unrealized intercompany profit	2	(91,439)	(68,741)
Realized intercompany profit	2	120,153	154,417

Gross profit-net		8,426,001	3,268,647

Operating expenses	4 (21), 5
Sales and marketing expenses		(1,373,023)	(1,050,885)
General and administrative expenses		(1,207,715)	(1,298,115)
Research and development expenses		(4,130,707)	(3,956,436)

Subtotal		(6,711,445)	(6,305,436)

Operating income (loss)		1,714,556	(3,036,789)

Non-operating income
Interest revenue	2, 5	709,934	436,914
Investment gain accounted for under the equity method, net	2, 4 (10)	582,324	—
Dividend income		26,371	36,789
Gain on disposal of property, plant and equipment	2	93,923	33,840
Gain on disposal of investments	2	18,708,934	6,439,830
Exchange gain, net	2	90,800	41,233
Gain on recovery of market value of inventories	2	—	315,151
Gain on valuation of financial liabilities	2	89,197	—
Other income		440,236	390,360

Subtotal		20,741,719	7,694,117

Non-operating expenses
Interest expense	4 (11)	(397,415)	(447,071)
Investment loss accounted for under the equity method, net	2, 4 (10)	—	(2,144,439)
Loss on disposal of property, plant and equipment	2	(23,501)	(63,344)
Loss on decline in market value and obsolescence of inventories	2	(401,003)	—
Financial expenses		(104,842)	(149,905)
Impairment loss	2, 4 (10)	(21,807)	—
Loss on valuation of financial assets	2	(590,466)	—
Other losses		(36,390)	(34,472)

Subtotal		(1,575,424)	(2,839,231)

Income from continuing operations before income tax		20,880,851	1,818,097
Income tax expense	2, 4 (22)	(1,354,548)	(397)

Net income from continuing operations		19,526,303	1,817,700
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	(1,188,515)	—

Net income		$18,337,788	$1,817,700

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4 (23)
Income from continuing operations		$1.15	$1.08	$0.10	$0.10
Cumulative effect of changes in accounting principles		(0.07)	(0.07)	—	—

Net income		$1.08	$1.01	$0.10	$0.10

Earnings per share-diluted (NTD)	2, 4 (23)
Income before income tax		$1.11	$1.03	$0.10	$0.10
Cumulative effect of changes in accounting principles		(0.06)	(0.06)	—	—

Net income		$1.05	$0.97	$0.10	$0.10

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4 (23)
Net income		$18,337,788	$1,817,700

Earnings per share-basic (NTD)		$1.00	$0.09

Earnings per share-diluted (NTD)		$0.97	$0.09

The accompanying notes are an integral part of the financial statements.

3

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

		Capital				Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Total
	Notes	Common Stock	Stock Dividends for Distribution	Collected in Advance	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2005	4 (17)	$177,919,819	$—	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(9,871,086)	$(1,319,452)	$(27,685,463)	$266,382,754
Appropriation of 2004 retained earnings	4 (20)
Legal reserve		—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—
Special reserve		—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—
Cash dividends		—	—	—	—	—	—	(1,758,736)	—	—	—	(1,758,736)
Stock dividends		—	17,587,365	—	—	—	—	(17,587,365)	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(27,005)	—	—	—	(27,005)
Employee bonus - stock		—	1,972,855	—	—	—	—	(1,972,855)	—	—	—	—
Purchase of treasury stock	2, 4 (19)	—	—	—	—	—	—	—	—	—	(8,570,374)	(8,570,374)
Cancellation of treasury stock	2, 4 (19)	(491,140)	—	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—
Net income in the first half of 2005		—	—	—	—	—	—	1,817,700	—	—	—	1,817,700
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(20,055)	—	—	—	—	—	—	(20,055)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	273,796	—	—	273,796
Exercise of employee stock options	2, 4 (18)	361,595	—	—	278,648	—	—	—	—	—	—	640,243
Common stock transferred from capital collected in advance		4,040	—	(4,040)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(678,711)	—	(678,711)

Balance as of June 30, 2005		$177,794,314	$19,560,220	$—	$85,014,369	$15,996,839	$1,744,171	$3,622,790	$(9,597,290)	$(1,998,163)	$(34,077,638)	$258,059,612

Balance as of January 1, 2006	4 (17)	$197,947,033	$—	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(9,527,362)	$(241,153)	$(41,885,956)	$258,283,553
The effect of adopting SFAS NO. 34	3 (3)	—	—	—	—	—	—	—	23,499,003	11,547	—	23,510,550
Appropriation of 2005 retained earnings	4 (20)
Legal reserve		—	—	—	—	702,669	—	(702,669)	—	—	—	—
Special reserve		—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—
Cash dividends		—	—	—	—	—	—	(7,161,267)	—	—	—	(7,161,267)
Stock dividends		—	895,158	—	—	—	—	(895,158)	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(6,324)	—	—	—	(6,324)
Employee bonus - cash		—	—	—	—	—	—	(305,636)	—	—	—	(305,636)
Employee bonus - stock		—	458,455	—	—	—	—	(458,455)	—	—	—	—
Capital reserve transferred to common stock	4 (17)	—	895,158	—	(895,158)	—	—	—	—	—	—	—
Purchase of treasury stock	2, 4 (19)	—	—	—	—	—	—	—	—	—	(24,279,397)	(24,279,397)
Cancellation of treasury stock	2, 4 (17), 4 (19)	(10,000,000)	—	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—
Adjustment of treasury stock due to loss of control over subsidiary		—	—	—	—	—	—	(9,256,116)	2,620,135	—	20,137,403	13,501,422
Net income in the first half of 2006		—	—	—	—	—	—	18,337,788	—	—	—	18,337,788
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(15,280)	—	—	—	—	—	—	(15,280)
Adjustment of funds and investments disposal	2	—	—	—	(14,110,993)	—	—	—	—	8,171	—	(14,102,822)
Changes in unrealized loss on available-for-sale financial assets	2	—	—	—	—	—	—	—	(149,372)	—	—	(149,372)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	3,234,967	—	—	3,234,967
Exercise of employee stock options	2, 4 (18)	468,708	—	—	276,867	—	—	—	—	—	—	745,575
Common stock transferred from capital collected in advance		36,600	—	(36,600)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(634,083)	—	(634,083)

Balance as of June 30, 2006		$188,452,341	$2,248,771	$—	$67,367,935	$16,699,508	$322,150	$3,434,838	$19,677,371	$(855,518)	$(26,387,722)	$270,959,674

The accompanying notes are an integral part of the financial statements.

4

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2006	2005
Cash flows from operating activities:
Net income	$18,337,788	$1,817,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,717,399	22,080,111
Amortization	921,607	1,111,695
Bad debt expenses (reversal)	7,825	(116,245)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	401,003	(315,151)
Cash dividends received under the equity method	—	7,500
Investment loss (gain) accounted for under the equity method	(582,324)	2,144,439
Loss on valuation of financial assets and liabilities	1,689,784	—
Impairment loss	21,807	—
Gain on disposal of investments	(18,708,934)	(6,439,830)
Loss (gain) on disposal of property, plant and equipment	(70,422)	29,504
Exchange loss (gain) on financial assets and liabilities	(13,861)	13,576
Exchange gain on long-term liabilities	(226,299)	(9,789)
Amortization of bond discounts	48,280	—
Amortization of deferred income	(59,747)	(26,732)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	370,882	101,641
Notes and accounts receivable	(217,198)	2,004,339
Other receivables	111,015	(46,543)
Inventories	(829,918)	1,528,698
Prepaid expenses	(427,841)	(510,188)
Accounts payable	(9,516)	(920,209)
Accrued expenses	(3,706)	(3,287,674)
Other current liabilities	470,496	(124,763)
Capacity deposits	(9,400)	(201,216)
Accrued pension liabilities	40,904	272,212
Other liabilities - others	236,756	107,962

Net cash provided by operating activities	24,216,380	19,221,037

Cash flows from investing activities:
Cash proceeds from merger	—	943,862
Acquisition of available-for-sale financial assets	(296,823)	(318,396)
Proceeds from disposal of available-for-sale financial assets	5,115,113	4,602,598
Proceeds from disposal of held-to-maturity financial assets	—	453,640
Acquisition of financial assets measured at cost	—	(323,616)
Proceeds from disposal of financial assets measured at cost	31,188	—
Acquisition of long-term investments accounted for under the equity method	(3,465,263)	(1,685,256)
Proceeds from disposal of long-term investments accounted for under the equity method	7,801,029	2,627,313
Proceeds from liquidation of long-term investments	—	95,090
Acquisition of property, plant and equipment	(11,198,577)	(7,812,374)
Proceeds from disposal of property, plant and equipment	100,882	78,242
Increase in deferred charges	(599,150)	(686,340)
Decrease (increase) in other assets - others	60,117	(129,531)
Increase in other receivables	—	(5,137,760)

Net cash used in investing activities	(2,451,484)	(7,292,528)

5

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2006	2005
(continued)

Cash flows from financing activities:
Decrease in short-term loans	$—	$(259,120)
Repayment of long-term loans	—	(16,153,714)
Redemption of bonds	(5,250,000)	(2,820,004)
Increase (decrease) in deposits-in	627	(1,437)
Purchase of treasury stock	(23,831,089)	(8,570,374)
Exercise of employee stock options	745,575	640,243

Net cash used in financing activities	(28,334,887)	(27,164,406)

Effect of exchange rate changes on cash and cash equivalents	22,948	(45,975)

Decrease in cash and cash equivalents	(6,547,043)	(15,281,872)
Cash and cash equivalents at beginning of period	96,596,623	83,347,329

Cash and cash equivalents at end of period	$90,049,580	$68,065,457

Supplemental disclosures of cash flow information:
Cash paid for interest	$777,461	$1,130,964

Cash paid (refunded) for income tax	$78,693	$(27,513)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$10,319,403	$4,947,474
Add: Payable at beginning of period	5,277,863	4,704,299
Payable transferred in from the Branch at beginning of period	—	1,573,637
Less: Payable at end of period	(4,398,689)	(3,413,036)

Cash paid for acquiring property, plant and equipment	$11,198,577	$7,812,374

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$69,621	$—
Book value of reference available-for-sale financial assets delivered for exchange	(20,242)	—
Elimination of related balance sheet accounts	15,302	—

Recognition of gain on disposal of available-for-sale financial assets	$64,681	$—

The accompanying notes are an integral part of the financial statements.

6

UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the Company’s merger with SiS MICROELECTRONICS CORP. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI LTD. had transferred its businesses, operations, and assets to the Company’s Singapore branch (the Branch) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summaries of significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

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Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current reporting period’s results. However, exchange gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in stockholders’ equity.

Non-currency assets and liabilities denominated in foreign currencies and marked to market with changes in market value charged to the statement of income, are valued at the spot exchange rate at the balance sheet date, with arising exchange gains or losses recognized in the current reporting period. For similar assets and liabilities where the changes in market value are charged to stockholders’ equity, the spot exchange rate at the balance sheet date is used and any resulting exchange gains or losses are recorded as adjustment items to stockholders’ equity. The exchange rate at the date of transaction is used to record non-currency assets and liabilities which are denominated in foreign currencies and measured at cost.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

Based on the R.O.C. Statement of Financial Accounting Standard (SFAS) No. 34, “Accounting for Financial Instruments” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, and available-for-sale financial assets. Financial liabilities are classified as financial liabilities at fair value through profit or loss.

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The Company’s purchases and sales of financial assets and liabilities are recognized on the trade date, the date that Company commits to purchasing or selling the asset and liability. Financial assets and financial liabilities are initially recognized at fair value plus the acquisition or issuance costs. Accounting policies prior to, and including, December 31, 2005 are described in Note 3.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities held for short-term sale or repurchase purposes, and derivative financial instruments not qualified for hedging purposes are classified as either financial assets or financial liabilities at fair value through profit or loss.

Financial assets or financial liabilities are subsequently measured at fair value and changes in fair value are recognized as profit or loss. Stocks of listed companies, convertible bonds, and close-end funds are measured at closing prices at the balance sheet date. Open-end funds are measured at the unit price of the net assets at the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants to price the instrument.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity where the Company has the positive intention and ability to hold to maturity. Investments that are intended to be held to maturity are subsequently measured at amortized cost.

If there is any objective evidence of impairment, impairment loss is recognized by the Company. If subsequently the impairment loss has recovered, and such recovery is evidently related to improvements in events or factors that have originally caused the impairment loss, the Company shall reverse the amount, which will be recorded as profit in the current period. The new cost basis as a result of the reversal shall not exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stocks, funds, and others without reliable market prices are measured at cost. Where objective evidence of impairment exists, the Company shall recognize impairment loss, which shall not be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets neither classified as financial assets at fair value through profit or loss, nor held-to-maturity financial assets, loans and receivables. Subsequent measurement is measured at fair value. Stocks of listed companies are measured at closing prices at the balance sheet date. The gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the income statement.

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The Company recognizes impairment loss when there is any objective evidence of impairment. Any reduction in the loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. For debt instruments, if the reduction is clearly related to improvements in the factors or events that have originally caused the impairment, the amount shall be reversed and recognized in the current period’s statement of income.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting rights of the investees or has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years. However, effective from January 1, 2006, such a difference is no longer amortized. Arising differences from new acquisitions are analyzed and accounted for in the manner similar to the allocation of acquisition cost as provided in the R.O.C. SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

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Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage, while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage, while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is provided on a straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years.

Intangible Assets

Effective from January 1, 2006, goodwill generated from consolidation is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

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The Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: patent license fees - the term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to, and including December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Since January 1, 2006, the amortized amounts as of December 31, 2005 were reclassified as discount of bonds as a deduction to bonds payable. The amounts are amortized based on the interest method during remaining life of the bonds. Where the difference between straight-line method and interest method is slight, the bond discounts shall be amortized based on the straight-line method.

The Company assesses whether there is any indication of other than temporary impairment. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost basis.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Based on the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, as of January 1, 2006, derivative financial instruments embedded in convertible bonds shall be bifurcated and accounted as financial liabilities with changes in market value recognized in earnings if the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related.

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Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the R.O.C. SFAS No. 18. For the defined benefit pension plan, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension plan, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, “Accounting for Treasury Stocks”, which requires that treasury stock held by the Company to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when the ownership and risk of the products have been transferred to customers and the possibility of sales collection is reasonably assured. Allowance for sales returns and discounts is estimated based on customer complaints and historical experiences. Such provisions are recognized in the reporting period the products are sold.

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Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

Income Tax

The Company adopted the R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to the R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. The IBTA is a supplemental tax at 10% (set up by the Executive Yuan) that is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA, and is calculated based on taxable income defined under the IBTA which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

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Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.

For previously recognized losses, the Company assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated is to be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among other assets pro rata to their carrying amount. The write-down in goodwill cannot be reversed under any circumstance in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses (income).

3.	ACCOUNTING CHANGE

Asset Impairment

The Company adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements effective on January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles did not have any impact on the Company’s net income, basic earnings per share after tax for the six-month period ended June 30, 2005 as well as the total assets as of June 30, 2005.

Goodwill

The Company adopted the amendments to the R.O.C. SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements”, SFAS No. 5, “Long-Term Investments in Equity Securities”, and SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method”, which have all discontinued the amortization of goodwill effective on January 1, 2006. The above changes in accounting principles has increased the Company’s total assets as of June 30, 2006 by NT$ 429 million, and increased the Company’s net income and earnings per share by NT$429 million and NT$0.02, respectively, for the six-month period ended June 30, 2006.

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Financial Instruments

(1)	The Company adopted the R.O.C. SFAS No. 34, “Accounting for Financial Instruments” and SFAS No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments for its financial statements beginning on and after January 1, 2006. Some items have already been reclassified according to the R.O.C. “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, SFAS No. 34 and No. 36 for the six-month period ended June 30, 2005.

(2)	The accounting policies prior to, and including, December 31, 2005 are as follows:

a.	Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined by the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

b.	Long-Term Investment – Cost Method or Lower of Cost or Market Value Method

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value at the balance sheet date is determined by the average closing price during the last month of the reporting period. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as the new cost basis of such investment.

c.	Derivative Financial Instruments

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

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(3)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million to be deducted from net income, thereby reducing earnings per share by NT$0.07 for the six-month period ended June 30, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2006	2005
Cash:
Cash on hand	$1,874	$1,617
Checking and savings accounts	3,167,141	1,932,245
Time deposits	79,104,197	57,396,748

Subtotal	82,273,212	59,330,610

Cash equivalents:
Government bonds acquired under repurchase agreements	7,776,368	8,734,847

Total	$90,049,580	$68,065,457

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
Held for trading	2006	2005
Listed stocks	$1,138,214	$628,747
Convertible bonds	313,439	1,657,323
Open-end funds	54,410	—

Total	$1,506,063	$2,286,070

During the six-month period ended June 30, 2006, net loss arising from the changes in fair value of financial assets at fair value through profit or loss, current, was NT$547 million.

(3)	AVAILABLE-FOR-SALE FINANCIAL ASSET, CURRENT

	As of June 30,
	2006	2005
Common stock	$—	$772,509

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(4)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of June 30,
	2006	2005
Credit-linked deposits and repackage bonds	$979,456	$1,216,108
Less: Non-current portion	(200,000)	(1,153,028)

Total	$779,456	$63,080

(5)	NOTES RECEIVABLE

	As of June 30,
	2006	2005
Notes receivable	$2,755	$288

(6)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2006	2005
Accounts receivable	$5,498,927	$5,190,555
Less: Allowance for sales returns and discounts	(133,071)	(23,981)
Less: Allowance for doubtful accounts	(57,319)	(84,175)

Net	$5,308,537	$5,082,399

(7)	INVENTORIES, NET

	As of June 30,
	2006	2005
Raw materials	$933,763	$126,994
Supplies and spare parts	1,691,672	1,734,764
Work in process	8,325,959	6,760,326
Finished goods	305,657	520,695

Total	11,257,051	9,142,779
Less: Allowance for loss on decline in market value and obsolescence	(873,759)	(1,244,078)

Net	$10,383,292	$7,898,701

Inventories were not pledged.

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(8)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

a.	Details of available-for-sale financial assets are as follows :

	As of June 30,
	2006	2005
Common stock	$36,448,324	$5,171,355
Preferred stock	1,416,479	—

Total	$37,864,803	$5,171,355

b.	The Company recognized net loss of NT$149 million due to the changes in fair value as an adjustment to stockholders’ equity for the six-month period ended June 30, 2006.

(9)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2006	2005
Common stock	$1,458,246	$1,758,239
Preferred stock	300,000	300,000
Funds	507,482	486,282

Total	$2,265,728	$2,544,521

(10)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows :

	As of June 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$6,134,625	50.09	$7,269,416	47.42
HOLTEK SEMICONDUCTOR INC.	922,620	24.67	797,730	25.23
ITE TECH. INC.	347,675	22.04	292,828	22.21
UNIMICRON TECHNOLOGY CORP.	4,531,744	20.40	3,640,017	20.85
FARADAY TECHNOLOGY CORP. (Note A)	—	—	907,782	18.38
SILICON INTEGRATED SYSTEMS CORP. (Note A)	—	—	4,048,689	16.16
NOVATEK MICROELECTRONICS CORP. (Note A)	—	—	1,428,604	13.24

Subtotal	11,936,664		18,385,066

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	As of June 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
UMC GROUP (USA)	$803,681	100.00	$708,829	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	276,285	100.00	283,099	100.00
UMC CAPITAL CORP.	2,140,698	100.00	1,306,287	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	12,865	100.00	14,897	100.00
UMCI LTD. (Note B)	23	100.00	14,604	100.00
TLC CAPITAL CO., LTD.	6,030,797	100.00	—	—
FORTUNE VENTURE CAPITAL CORP. (Note C)	6,332,605	99.99	3,758,856	99.99
UNITED MICRODISPLAY OPTRONICS CORP.	252,208	86.72	201,914	83.48
PACIFIC VENTURE CAPITAL CO., LTD.	277,379	49.99	300,407	49.99
UNITECH CAPITAL INC.	746,830	42.00	710,102	42.00
HSUN CHIEH INVESTMENT CO., LTD. (Note D)	4,069,373	36.49	10,409,009	99.97
THINTEK OPTRONICS CORP. (THINTEK) (Notes E, F)	11,837	27.82	30,383	14.26
HIGHLINK TECHNOLOGY CORP. (HIGHLINK) (Notes E, F)	251,430	18.99	—	—
XGI TECHNOLOGY INC. (Note E)	65,721	16.50	—	—
AMIC TECHNOLOGY CORP. (Note E)	53,403	11.86	60,134	11.83
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.)	—	—	1,012,456	45.35
APTOS (TAIWAN) CORP. (Note E, G)	—	—	108,755	9.72

Subtotal	21,325,135		18,919,732

Total	$33,261,799		$37,304,798

Note A :	In the beginning of 2006 as the Company determined it did not have significant influence over the investee, and in compliance with the R.O.C. SFAS No. 34, the investment in the investee was classified as available-for-sale financial asset.
Note B :	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI has transferred its business, operations, and assets to the Branch since April 1, 2005.
Note C :	As of June 30, 2006 and 2005, the cost of investment was NT$6,504 million and NT$3,931 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$172 million in both years, the residual book values totalled NT$6,332 million and NT$3,759 million as of June 30, 2006 and 2005, respectively.

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Note D :	As of January 27, 2006, the Company sold 58,500 thousand shares of HSUN CHIEH INVESTMENT CO., LTD. The share ownership decreased from 99.97% to 36.49%. As the company ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH INVESTMENT CO., LTD. was no longer treated as treasury stock. Consequently, the effect on the Company’s long-term investment accounted for under the equity method and stockholders’ equity simultaneously amounted to NT$10,881 million.

The ending balance as of June 30, 2005 of NT$10,409 million was computed by deducting the Company’s stock held by the investee (treated as treasury stock by the Company), amounting NT$20,137 million from the cost of investment balance at period-end of NT$30,546 million.

Note E :	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.
Note F :	The book value of the Company’s investment in THINTEK OPTRONICS CORP. and HIGHLINK TECHNOLOGY CORP. exceeded the net equity by NT$14 million and NT$8 million, respectively. Equivalent amounts of impairment have been accordingly recognized.
Note G :	As of September 1, 2005, the Company’s former investee, APTOS (TAIWAN) CORP. (accounted for under the equity method), merged into CHIPBOND TECHNOLOGY CORP. (accounted for as an available-for-sale financial asset). Three shares of APTOS (TAIWAN) CORP. were exchanged for one share of CHIPBOND TECHNOLOGY CORP.

b.	Total gain (loss) arising from investments accounted for under the equity method, based on the audited financial statements of the investees, were NT$582 million and NT$(2,144) million for the six-month periods ended June 30, 2006 and 2005, respectively. Among which, investment income amounting to NT$499 million and NT$144 million for the six-month periods ended June 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$5,706 million and NT$5,559 million as of June 30, 2006 and 2005, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term equity investments were not pledged.

(11)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,249,112	(5,029,042)	11,220,070
Machinery and equipment	380,689,179	(267,628,301)	113,060,878
Transportation equipment	78,461	(57,351)	21,110
Furniture and fixtures	2,300,342	(1,646,990)	653,352
Construction in progress and prepayments	10,539,974	—	10,539,974

Total	$410,989,644	$(274,361,684)	$136,627,960

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	As of June 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	15,860,960	(4,298,474)	11,562,486
Machinery and equipment	348,877,930	(222,554,924)	126,323,006
Transportation equipment	88,095	(57,657)	30,438
Furniture and fixtures	2,119,552	(1,384,660)	734,892
Construction in progress and prepayments	20,087,650	—	20,087,650

Total	$388,166,763	$(228,295,715)	$159,871,048

a.	Total interest expense before capitalization amounted to NT$397 million and NT$643 million for the six-month periods ended June 30, 2006 and 2005, respectively.

Details of capitalized interest are as follows:

	For the six-month period ended June 30,
	2006	2005
Machinery and equipment	$—	$192,785
Other property, plant and equipment	—	2,922

Total interest capitalized	$—	$195,707

Interest rates applied	—	2.88%~4.20%

b.	The property, plant, and equipment were not pledged.

(12)	OTHER ASSETS – OTHERS

	As of June 30,
	2006	2005
Leased assets	$1,355,758	$1,363,681
Deposits-out	542,121	584,339
Others	59,118	122,675

Total	$1,956,997	$2,069,695

Please refer to Note 6 for deposits-out pledged as collateral.

(13)	SHORT-TERM LOANS

	As of June 30,
	2006	2005
Unsecured bank loans	$—	$1,645,280

Interest rates	—	3.22%~3.73%

The Company’s unused short-term lines of credits amounted to NT$8,287 million and NT$8,872 million as of June 30, 2006 and 2005, respectively.

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(14)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2006	2005
Interest rate swaps	$633,039	$11,059
Derivatives embedded in exchangeable bonds	555,251	—
Forward contracts	—	16,416

Total	$1,188,290	$27,475

a.	During the six-month period ended June 30, 2006, net gain arising from the changes in fair value of financial liabilities at fair value through profit or loss, current, was NT$99 million.

b.	As of June 30, 2006, interest receivable arising from credit-linked deposits, as well as the derivative financial liabilities embedded therein, both amounted to NT$14 million. The resulting net value was therefore NT$0.

(15)	BONDS PAYABLE

	As of June 30,
	2006	2005
Unsecured domestic bonds payable	$25,250,000	$30,500,000
Convertible bonds payable	12,361,174	—
Exchangeable bonds payable	3,101,961	3,097,240
Less: discounts on bonds payable	(120,985)	—

Total	40,592,150	33,597,240
Less: Current portion	(10,312,904)	(5,250,000)

Net	$30,279,246	$28,347,240

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2000 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

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c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AU OPTRONICS CORP.

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ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$46.10 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of June 30, 2006 and 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$139 million and US$137 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the six-month period ended June 30, 2006 amounted NT$65 million and was recognized as gain on disposal of investment. No bonds were exchanged during the six-month period ended June 30, 2005.

e.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

f.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

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ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

g.	Repayments of the above-mentioned bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2006 (3rdquarter and thereafter)	$5,000,000
2007	5,351,961
2008	22,861,174
2009	—
2010	7,500,000

Total	$40,713,135

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(16)	PENSION FUND

Pension costs amounting to NT$321 million and NT$344 million were recognized for the six-month periods ended June 30, 2006 and 2005, respectively. The corresponding balances of the pension fund were NT$1,135 million and NT$1,013 million as of June 30, 2006 and 2005, respectively.

(17)	CAPITAL STOCK

a.	As of June 30, 2005, 22,000,000 thousand common shares were authorized to be issued and 17,779,431 thousand common shares were issued, each at a par value of NT$10.

b.	The Company has issued a total of 250,987 thousand ADSs which were traded on the NYSE as of June 30, 2005. The total number of common shares of the Company represented by all issued ADSs was 1,254,936 thousand shares (one ADS represents five common shares).

c.	On April 26, 2005 the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

d.	As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million was stock dividend and NT$1,973 million was employee bonus.

e.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 36,563 thousand shares were exercised during the six-month period ended June 30, 2005.

f.	As of June 30, 2006, 26,000,000 thousand common shares were authorized to be issued and 18,845,234 thousand common shares were issued, each at a par value of NT$10.

g.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 50,531 thousand shares were exercised during the six-month period ended June 30, 2006.

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h.	On May 22, 2006 the Company cancelled 1,000,000 thousand shares of treasury stocks, which were bought back during the period from February 16, 2006 to April 11, 2006 for retainment of the company’s creditability and stockholders’ interests.

i.	As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 224,877 thousand new shares from capitalization of retained earnings and capital reserve that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was capital reserve.

j.	As of June 30, 2006, the Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE. The total number of common shares of the Company represented by all issued ADSs was 1,384,102 thousand shares (one ADS represents five common shares).

(18)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	608,181	$15.9
January 3, 2003	61,000	48,717	$17.9
November 26, 2003	57,330	47,430	$25.0
March 23, 2004	33,330	23,715	$23.2
July 1, 2004	56,590	46,140	$20.9
October 13, 2004	20,200	15,670	$18.0
April 29, 2005	23,460	18,790	$16.6
August 16, 2005	54,350	44,850	$21.9
September 29, 2005	51,990	48,875	$20.0
January 4, 2006	39,290	33,940	$18.3
May 22, 2006	42,058	40,598	$19.8

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a.	A summary of the Company’s stock option plans, and related information for the six-month periods ended June 30, 2006 and 2005, are as follows:

	For the six-month period ended June 30,
	2006		2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	975,320	$17.5	973,858	$17.0
Granted	81,348	$19.1	23,460	$16.6
Exercised	(50,531)	$15.9	(36,563)	$15.9
Forfeited	(29,231)	$19.3	(15,064)	$17.9

Outstanding at end of period	976,906	$17.6	945,691	$17.0

Exercisable at end of period	502,264		357,276

Weighted-average fair value of options granted during the period (NTD)	$5.9		$6.0

b.	The information of the Company’s outstanding stock options as of June 30, 2006, is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~$17.9	656,898	0.7	$16.1	466,219	$16.1
2003.10.08	$20.9~$25.0	117,285	2.1	$23.0	36,045	$24.4
2004.09.30	$16.6~$21.9	128,185	3.4	$19.9	—	$—
2005.12.22	$18.3~$19.8	74,538	4.1	$19.1	—	$—

		976,906	1.5	$17.6	502,264	$16.7

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the six-month periods ended June 30, 2006 and 2005 are NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the six-month period ended June 30, 2006
	Basic earnings per share	Diluted earnings per share
Net Income	$18,337,788	$18,264,169
Earnings per share (NTD)	$1.01	$0.97
Pro forma net income	$18,147,409	$18,073,790
Pro forma earnings per share (NTD)	$1.00	$0.96

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	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$1,817,700	$1,817,700
Earnings per share (NTD)	$0.10	$0.10
Pro forma net income	$1,741,162	$1,741,162
Pro forma earnings per share (NTD)	$0.09	$0.09

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the six-month periods ended June 30, 2006 and 2005: expected dividend yields of 1.37% and 1.63%; volatility factors of the expected market price of the Company’s common stock of 38.94% and 42.39%; risk-free interest rate of 2.09 % and 2.24%; and a weighted-average expected life of the options of 4.4 years.

(19)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the six-month periods ended June 30, 2006 and 2005. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of June 30, 2006
For transfer to employees	442,067	243,171	—	685,238
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of the Company’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,243,171	1,000,000	1,185,238

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For the six-month period ended June 30, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of June 30, 2005
For transfer to employees	241,181	374,960	49,114	567,027

b.	According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock should not exceed 10% of the Company’s stock issued. Total purchase amount should not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of June 30, 2006 and 2005, was 1,884,523 thousand shares and 1,777,943 thousand shares while the ceiling of the amount was NT$80,233 million and NT$83,442 million, respectively. As of June 30, 2006 and 2005, the Company held 1,185,238 thousand shares and 567,027 thousand shares of treasury stock that amounted to NT$26,216 million and NT$13,768 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it entitle voting rights or receive dividends.

d.	As of June 30, 2006, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 21,846 thousand shares of the Company’s stock, with a book value of NT$19.40 per share. The closing price on June 30, 2006 was NT$19.40.

As of June 30, 2005, the Company’s subsidiaries, HSUN CHIEH INVESTMENT CO., LTD. and FORTUNE VENTURE CAPITAL CORP., held 543,732 thousand shares and 19,808 thousand shares, respectively, of the Company’s stock, with a book value of NT$23.19 and NT$8.68 per share, respectively. The average closing price of the Company’s stock during June 2005 was NT$23.19.

(20)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order :

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

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e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2005 and 2004 were approved at the shareholders’ meetings held on June 12, 2006 and June 13, 2005. The details of distribution are as follows:

	2005	2004
Cash dividend	$0.40 per share	$0.10 per share
Stock dividend	$0.05 per share	$1.03 per share
Employee bonus – cash (NTD thousands)	305,636	—
Employee bonus – stock (NTD thousands)	458,455	1,972,855
Remuneration to directors and supervisors (NTD thousands)	6,324	27,005

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve–excess from the merger in proportion to the ownership percentage–then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

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b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(21)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2006			2005
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,401,756	$1,015,022	$4,416,778	$1,590,737	$707,813	$2,298,550
Labor and health insurance	213,244	59,748	272,992	202,468	55,159	257,627
Pension	249,115	72,347	321,462	254,043	89,986	344,029
Other personnel expenses	41,122	11,869	52,991	29,028	8,065	37,093
Depreciation	21,611,294	1,098,235	22,709,529	21,159,529	911,915	22,071,444
Amortization	98,047	823,560	921,607	73,478	968,702	1,042,180

The numbers of employees as of June 30, 2006 and 2005, were 12,448 and 11,588, respectively.

(22)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month period ended June 30,
	2006	2005
Income tax on pre-tax income at statutory tax rate	$5,197,957	$831,762
Permanent differences	(4,438,925)	(757,916)
Change in investment tax credit	(311,360)	6,512,323
Change in valuation allowance	(246,556)	(6,586,169)
Tax accrual	1,153,000	—
Income tax on interest revenue separately taxed	432	397

Income tax expense	$1,354,548	$397

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b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2006		2005
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,920,405		$15,124,463
Loss carry-forward	$10,005,826	2,501,456	$14,994,930	3,748,732
Pension	3,042,614	760,654	2,962,723	740,681
Allowance on sales returns and discounts	737,457	184,364	382,310	95,578
Allowance for loss on obsolescence of inventories	761,978	190,495	811,580	202,895
Others	812,027	203,007	282,944	70,736

Total deferred income tax assets		17,760,381		19,983,085
Valuation allowance		(8,428,805)		(8,975,040)

Net deferred income tax assets		9,331,576		11,008,045

Deferred income tax liabilities
Unrealized exchange gain	(461,337)	(115,334)	(548,978)	(137,245)
Depreciation	(6,078,835)	(1,519,709)	(14,139,585)	(3,534,896)
Others	(2,246,979)	(561,745)	—	—

Total deferred income tax liabilities		(2,196,788)		(3,672,141)

Total net deferred income tax assets		$7,134,788		$7,335,904

Deferred income tax assets - current		$6,089,901		$5,255,111
Deferred income tax liabilities - current		(320,832)		(137,245)
Valuation allowance		(3,049,018)		(1,704,337)

Net		2,720,051		3,413,529

Deferred income tax assets - noncurrent		11,670,480		14,727,974
Deferred income tax liabilities - noncurrent		(1,875,956)		(3,534,896)
Valuation allowance		(5,379,787)		(7,270,703)

Net		4,414,737		3,922,375

Total net deferred income tax assets		$7,134,788		$7,335,904

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c.	The Company’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the R.O.C. Tax Authority.

d.	Pursuant to the R.O.C. “Statutes for the Establishment and Administration of Science Park”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansions in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2006, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2006	$2,850,484	$2,850,484
2007	1,613,158	1,613,158
2008	6,275,971	6,275,971
2009	1,737,860	1,737,860
2010	1,442,932	1,442,932

Total	$13,920,405	$13,920,405

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of June 30, 2006, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$10,856,896	$6,190,792
2007	3,773,826	3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,671,930	$10,005,826

g.	The balance of the Company’s imputation credit amounts as of June 30, 2006 and 2005 were NT$9 million and NT$55 million, respectively. The expected creditable ratio for 2005 and the actual creditable ratio for 2004 was 0% and 0.35%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

35

(23)	EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, under consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2006 and 2005, are disclosed as follows:

	For the six-month period ended June 30, 2006
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$20,880,851	$19,526,303	18,148,981	$1.15	$1.08
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.07)	(0.07)

Net income	$19,692,336	$18,337,788		$1.08	$1.01

Effect of dilution
Employee stock options	$—	$—	125,747
Convertible bonds payable	$(73,619)	$(73,619)	500,000
Earning per share-diluted:
Income from continuing operations	$20,807,232	$19,452,684	18,774,728	$1.11	$1.03
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$19,618,717	$18,264,169		$1.05	$0.97

	For six-month period ended June 30, 2005 (retroactively adjusted)
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$1,818,097	$1,817,700	18,477,495	$0.10	$0.10
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,818,097	$1,817,700		$0.10	$0.10

Effect of dilution
Employee stock options	$—	$—	102,777
Earning per share-diluted:
Income from continuing operations	$1,818,097	$1,817,700	18,580,272	$0.10	$0.10
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,818,097	$1,817,700		$0.10	$0.10

36

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

	For the six month period ended June 30, 2006
(shares expressed in thousands)	Basic	Diluted
Net income	$18,337,788	$18,264,169

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Purchase of 1,243,171 thousand shares of treasury stock from January 1 to June 30, 2006	(623,210)	(623,210)
Exercise of 50,531 thousand units of employee stock options	30,859	30,859
Dilutive shares of employee stock options accounted for under treasury stock method	—	125,747
Dilutive shares issued assuming conversion of bonds	—	500,000

Ending balance	18,260,285	18,886,032

Earnings per share Net income (NTD)	$1.00	$0.97

	For the six-month period ended June 30, 2005 (retroactively adjusted)
(shares expressed in thousands)	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Purchase of 374,960 thousand shares of treasury stock from January 1 to June 30, 2005	(39,313)	(39,313)
Exercise of 36,563 thousand units of employee stock options	20,172	20,172
Stock dividends and employees’ bonus at 11.4% in 2005	2,006,882	2,006,882
Dilutive shares of employee stock options accounted for under treasury stock method	—	102,777

Ending balance	19,538,542	19,641,319

Earnings per share Net income (NTD)	$0.09	$0.09

37

c.	Pro forma information on retroactively adjusted earnings per share, as if 2006 earnings and capital reserve transferred to common stock are distributed:

	For the six-month period ended June 30, 2006
	Basic	Diluted
Net income	$18,337,788	$18,264,169

Weighted-average number of shares outstanding (increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%)	18,380,084	19,007,433

Earnings per share (NTD)	$1.00	$0.96

	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average number of shares outstanding (increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%)	18,712,782	18,816,868

Earnings per share (NTD)	$0.10	$0.10

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee
UNITED FOUNDRY SERVICE, INC. (liquidated in April 2005)	Equity Investee
UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Equity Investee
UMC CAPITAL CORP.	Equity Investee
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee
FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH)	Equity Investee
UMCI LTD. (UMCI)	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee
UMC JAPAN (UMCJ)	Equity Investee

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Name of related parties	Relationship with the Company
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.) (TOPPAN) (Disposed in March 2006)	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
ITE TECH. INC.	Equity Investee
UNIMICRON TECHNOLOGY CORP.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
APTOS (TAIWAN) CORP. (APTOS) (merged into CHIPBOND TECHNOLOGY CORP. on September 1, 2005)	Equity Investee
THINTEK OPTRONICS CORP.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
TLC CAPITAL CO., LTD.	Equity Investee
HIGHLINK TECHNOLOGY CORP.	Equity Investee
FARADAY TECHNOLOGY CORP. ( No longer an equity investee since January 1, 2006)	Equity Investee
NOVATEK MICROELECTRONICS CORP. ( No longer an equity investee since January 1, 2006)	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
DAVICOM SEMICONDUCTOR, INC.	Subsidiary’s equity investee
UNITRUTH INVESTMENT CORP. (UNITRUTH)	Subsidiary’s equity investee
UWAVE TECHNOLOGY CORP. (formerly UNITED RADIOTEK INC.)	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
STAR SEMICONDUCTOR CORP.	Subsidiary’s equity investee
AEVOE INC.	Subsidiary’s equity investee
USBEST TECHNOLOGY INC.	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
ULI ELECTRONICS INC.	Subsidiary’s equity investee
NEXPOWER TECHNOLOGY CORP.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee

39

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$24,239,799	48	$18,179,163	46
Others	8,254,342	17	9,814,975	24

Total	$32,494,141	65	$27,994,138	70

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Purchases

	For the six-month period ended June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMCI	$—	—	$1,244,347	12

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases were net 60 days for related parties and net 30~90 days for third-party suppliers.

c.	Notes receivable

	As of June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
HOLTEK	$68,752	93	$57,853	100
Others	2,128	3	—	—

Total	$70,880	96	$57,853	100

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d.	Accounts receivable

	As of June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$5,493,509	41	$3,550,827	35
UME BV	1,366,652	10	704,927	7
Others	1,062,689	8	719,430	7

Total	7,922,850	59	4,975,184	49

Less : Allowance for sales returns and discounts	(636,457)		(358,329)
Less : Allowance for doubtful accounts	(112,427)		(110,189)

Net	$7,173,966		$4,506,666

e.	Financial activities

The Company did not conduct any financial activities with related parties during the six-month period ended June 30, 2006.

Other receivables – related parties

	For the six-month period ended June 30, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCI	$5,137,760	2005.03	$—	2.74% ~ 3.05%	$7,669

f.	Significant asset transactions

The Company did not undertake any significant asset transactions with related parties during the first half ended June 30, 2006.

	For the six-month period ended June 30, 2005
	Item	Amount
FORTUNE	Purchase of APTOS CORP. (TAIWAN) stock	$140,231
FORTUNE	Purchase of “EPITECH TECHNOLOGY CORP.” stock	185,840
HSUN CHIEH	Purchase of “EPITECH TECHNOLOGY CORP.” stock	97,658
UNITRUTH	Purchase of “EPITECH TECHNOLOGY CORP.” stock	16,495

Total		$440,224

41

g.	Notes provided for endorsements and guarantees

As of June 30, 2006 the amount of notes provided as endorsement and guarantee by the Company for its subsidiary, UMCJ, amounted NT$2,247 million.

h.	Other transactions

The Company has made several other transactions, including service charges, development expenses of intellectual property, and commission, totaling NT$8 million and NT$413 million for the six-month periods ended June 30, 2006 and 2005, respectively.

The Company has purchased approximately NT$104 million and NT$166 million of masks from TOPPAN during the six-month periods ended June 30, 2006 and 2005, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$520,846	Customs	Customs duty guarantee

As of June 30, 2005

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$523,730	Customs	Customs duty guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$20 billion. Royalties and development fees for future years are set out as follows:

For the year ended December 31,	Amount
2006 (3rd quarter and thereafter)	$3,896,967
2007	2,005,773
2008	715,837
2009	502,237
2010	338,777
2011 and thereafter	—

Total	$7,459,591

42

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2006, these construction contracts have amounted to approximately NT$2.5 billion and the unpaid portion of the contracts was approximately NT$2.1 billion.

(3)	OAK Technology, Inc. (OAK) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by OAK against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first OAK ITC case). On October 27, 1997, OAK filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, OAK seeks damages in excess of US$750 million. The Company denied the material allegations of the complaint, and asserted counterclaims against OAK for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant OAK patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by OAK against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by OAK, the Company’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, the Company filed motions for summary judgment on each of OAK Technology’s claims against the Company. In that same period, OAK Technology filed motions seeking summary judgment on the Company’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by the Company. In May 2005, the Court issued the following orders: (i) granting the Company’s motion for summary judgment on OAK Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part the Company’s motion for summary judgment on OAK Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by the Company for summary judgment on OAK Technology’s fraud claim based on alleged patent invalidity; (iv) granting OAK Technology’s motion for summary judgment on the Company’s fraudulent concealment claims; and (v) granting a motion by OAK Technology for summary judgment on certain of the Company’s defenses. On February 9, 2006, the parties entered a settlement agreement in which the Company, OAK and Zoran (the successor to OAK) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on the Company.

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(4)	The Company entered into several operating lease contracts for land. These operating leases expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006 (3rd quarter and thereafter)	$96,485
2007	177,435
2008	174,249
2009	174,494
2010	174,790
2011 and thereafter	1,741,096

Total	$2,538,549

(5)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

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Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was rejected by the Execution Yuan, R.O.C. on February 21, 2006 and the R.O.C. FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the R.O.C. FSC with Taipei High Administrative Court on April 14, 2006. As of June 30, 2006, the result of such reconsideration and administrative action has not been finalized.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, the consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to indictment regarding to such case.

45

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. This case is pending for the Executive Yuan’s decision.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

(1)	The holding company of Hejian offered 105,500 thousand shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow the Company to acquire and exercise.

(2)	Based on the resolution of the board of directors meeting held on May 22, 2006, and approved by the R.O.C. Investment Commission, the Company would invest US$67.5 million in the MEGA MISSION LIMITED PARTNERSHIP fund. The R.O.C. Investment Commission approved the investment on June 29, 2006 and the payment was paid on July 21, 2006.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

46

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose is to avoid the interest rate risk and foreign currency exchange risk arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sells the same amount of foreign currency with hedged items through forward contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

47

(3)	Information of financial instruments

a. Fair value of financial instruments

	As of June 30,
	2006		2005
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$90,049,580	$90,049,580	$68,065,457	$68,065,457
Financial assets at fair value through profit or loss, current	1,506,063	1,506,063	2,286,070	2,053,693
Available-for-sale financial assets, current	—	—	772,509	1,111,041
Held-to-maturity financial assets, current	779,456	779,456	63,080	63,080
Notes and accounts receivable	13,278,696	13,278,696	10,258,765	10,258,765
Available-for-sale financial assets, noncurrent	37,864,803	37,864,803	5,171,355	22,691,002
Held-to-maturity financial assets, noncurrent	200,000	200,000	1,153,028	1,153,028
Financial assets measured at cost, noncurrent	2,265,728	2,265,728	2,544,521	2,544,521
Long-term investments accounted for under the equity method	33,261,799	39,096,736	37,304,798	58,958,789
Deposits-out	542,121	542,121	584,339	584,339

Financial Liabilities
Non-derivative
Short-term loans	$—	$—	$1,645,280	$1,645,280
Payables	23,575,752	23,575,752	14,330,368	14,330,368
Capacity deposits (current portion)	892,482	892,482	649,633	649,633
Bonds payable (current portion included)	40,592,150	41,303,619	33,597,240	34,435,174
Derivative
Interest rate swaps	633,039	633,039	11,059	578,783
Derivatives embedded in exchangeable bonds	555,251	555,251	—	—
Forward contracts	—	—	16,416	16,416

48

b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book value of short-term financial instruments approximates to the fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is based on the quoted market price.

iii.	The fair value of held-to-maturity financial assets is based on quoted the market price. If the market price is unavailable, the Company estimates the fair value based on the book value as the held-to-maturity financial assets consist principally of credit-linked deposits agreements with maturity dates of less than two years, as well as bonds that can be easily liquidated in the secondary market.

iv.	The fair value of deposits-out is based on the book value since the deposit periods are principally within one year and renewed upon maturity.

v.	The fair value of bonds payable is determined by the market price.

vi.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2006.06.30	2005.06.30	2006.06.30	2005.06.30
Financial assets
Financial assets at fair value through profit or loss, current	$1,506,063	$2,053,693	$—	$—
Available-for-sale financial asset, current	—	1,111,041	—	—
Available-for-sale financial assets, noncurrent	37,864,803	22,691,002	—	—
Long-term investments accounted for under the equity method	39,096,736	58,958,789	—	—

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	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2006.06.30	2005.06.30	2006.06.30	2005.06.30
Financial liabilities
Bonds payable (current portion included)	$41,303,619	$34,435,174	$—	$—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	—	—	633,039	578,783
Derivatives embedded in exchangeable bonds	—	—	555,251	—

d.	The Company recognized a gain in NT$99 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the six-month period ended June 30, 2006.

e.	The Company’s financial liability with cash flow interest rate risk exposure as of June 30, 2006 amounted to NT$633 million.

f.	During the six-month period ended June 30, 2006, total interest revenue and interest expense for financial assets or liabilities that are not at fair value through profit or loss were NT$710 million and NT$397 million, while interest revenue and expense for the six-month period ended June 30, 2005 each amounted to NT$437 million and NT$447 million.

(4)	The Company and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

50

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

As of June 30, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
UMC JAPAN European Convertible Bonds	JPY	600 million	2007.11.29
CHING FENG HOME FASHIONS CO., LTD. European Convertible Bonds	USD	2 million	2005.12.19
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29
UMC JAPAN European Convertible Bonds	JPY	400 million	2007.11.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

51

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2006 and 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

The Company did not hold any forward contracts as of June 30, 2006.

UMC JAPAN

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 3 million	June 14, 2006 to July 31, 2006

As of June 30, 2005

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 108 million	June 10, 2005 to July 29, 2005
Forward contracts	Buy JPY 9 million	June 13, 2005 to July 1, 2005

52

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 2.1 million	June 14, 2005 to July 29, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The Company

As of June 30, 2006 and 2005, the interest rate swap agreements were classified as current liabilities amounting NT$633 million and NT$11 million, respectively.

As of June 30, 2005, the balance of current liabilities arising from forward contracts was NT$16 million and related exchange loss of NT$170 million for the six-month period ended June 30, 2005 was recorded under non-operating expenses.

UMC JAPAN

As of June 30, 2006 and 2005, the balance of current liabilities arising from forward contracts were both JPY$2 million and related exchange gain of JPY$24 million and JPY$51 million were recorded under non-operating revenue for the six-month periods ended June 30, 2006 and 2005, respectively.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2006: please refer to Attachment 1.

53

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2006: please refer to Attachment 2.

c.	Securities held as of June 30, 2006: please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2006: please refer to Attachment 8.

i.	Names, locations and related information of investees as of June 30, 2006: please refer to Attachment 9.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

54

ATTACHMENT 1 (Financing provided to others for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

											Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount
1	UMC GROUP (USA)	Former Employees	Receivable from employees	USD 691	USD 691	7%	Note 2	—	Employee loan	—	Securities	Lower	N/A	N/A

Note 1:	The Company and its subsidiaries are coded as follows:

1.	The Company is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Need for short-term financing.

55

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note 1)	Endorsor/Guarantor	Receiving party	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period		Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UMC	UMC JAPAN	2	$7,718,669	JPY	10,400,000	$2,247,255	$—	0.83%	$75,380,936

Note 1:	The Company and its subsidiaries are coded as follows:

1.	The Company is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	According to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1.	An investee company that has a business relationship with UMC.

2.	A subsidary in which UMC holds directly over 50% of equity interest.

3.	An investee in which UMC and its subsidaries hold over 50% of equity interest.

4.	An investee in which UMC holds directly and indirectly over 50% of equity interest.

5.	An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.

6.	An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.

Note 3:	Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of receiving party’s capital stock or 10% of UMC’s capital stock.
Note 4:	Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock as of June 30, 2006.

56

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	60	$192,658	—	$192,658	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	380	46,721	—	46,721	None
Convertible bonds	TATUNG CO.	—	Financial assets at fair value through profit or loss, current	582	74,060	—	74,060	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,254	66,059	—	66,059	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets at fair value through profit or loss, current	1,605	78,090	—	78,090	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	234,394	—	234,394	None
Stock	SILICONWARE PRECISION INDUSTRIES	—	Financial assets at fair value through profit or loss, current	10,532	419,162	—	419,162	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	3,185	41,723	—	41,723	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	14,791	298,786	—	298,786	None
Fund	FGIT ASIA PACIFIC GROWTH FUND	—	Financial assets at fair value through profit or loss, current	500	4,525	—	4,525	None
Fund	SINOPAC GLOBAL FIXED INCOME PORTFOLIO FUND	—	Financial assets at fair value through profit or loss, current	5,000	49,885	—	49,885	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	803,681	100.00	803,681	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	276,285	100.00	268,671	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	74,000	2,140,698	100.00	2,140,698	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	1,000	12,865	100.00	12,865	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	23	100.00	23	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	6,030,797	100.00	6,030,797	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	6,332,605	99.99	6,923,442	None

57

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	60,701	$252,208	86.72	$252,208	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,134,625	50.09	5,399,383	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	277,379	49.99	277,379	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	746,830	42.00	746,830	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,069,373	36.49	3,918,943	None
Stock	THINTEK OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	8,345	11,837	27.82	11,837	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	51,428	922,620	24.67	3,111,364	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	347,675	22.04	511,239	None
Stock	UNIMICRON TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	196,472	4,531,744	20.40	8,291,134	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	28,500	251,430	18.99	251,430	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	8,758	65,721	16.50	65,721	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	53,403	11.86	79,091	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	51,973	2,900,111	17.95	2,900,111	None
Stock	PIXTECH, INC.	—	Available-for-sale financial assets, noncurrent	9,883	639	17.63	639	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	153,219	16.60	153,219	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	219,092	3,571,199	16.13	3,571,199	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	54,125	8,497,629	11.71	8,497,629	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	37,221	1,202,252	10.12	1,202,252	None

58

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	9,006	$450,308	4.87	$450,308	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	40,757	12,227,182	4.72	12,227,182	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	15,661	4.40	15,661	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	11,807	378,994	4.36	378,994	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	10,995	210,558	3.57	210,558	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	32,693	889,256	3.42	889,256	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,008	20,077	2.67	20,077	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	75,986	3,472,570	1.30	3,472,570	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,289,065	0.86	2,289,065	None
Stock	PREMIER IMAGE TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	3,497	169,604	0.60	169,604	None
Stock-Preferred stock	CHINATRUST FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	4,810	209,716	—	209,716	None
Stock-Preferred stock	TAIWAN CEMENT CORP.	—	Available-for-sale financial assets, noncurrent	44,530	1,206,763	—	1,206,763	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.95	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,520	172,800	4.81	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	338,322	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	169,160	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None

59

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	70,000	$657,933	100.00	$657,933	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	38,466	49.00	38,466	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,187	49,386	44.29	44,736	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	59,312	43.40	49,928	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	800	6,672	40.00	6,672	None
Stock	AEVOE INC.	Investee company	Long-term investments accounted for under the equity method	1,500	6,346	39.47	6,346	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	10,212	36,169	36.83	30,692	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	87,462	30.00	36,450	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	33,542	29.79	31,977	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	4,746	56,540	27.92	54,247	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	2,265	7,063	25.39	7,063	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	38,749	25.36	31,312	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,414	45,476	23.75	31,743	None
Stock	DAVICOM SEMICONDUCTOR, INC.	Investee company	Long-term investments accounted for under the equity method	13,798	155,416	21.56	155,416	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,150	27,802	21.05	24,688	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	5,000	23,215	21.01	23,215	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	115,294	17.09	114,011	None

60

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	EXCELLENCE OPTOELECTRONICS INC.	Investee company	Long-term investments accounted for under the equity method	8,529	$85,291	14.88	$71,092	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	2,594	16,593	13.99	9,165	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	6,281	39,795	11.84	47,134	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	17.05	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	60,848	16.07	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	1,900	7,543	13.01	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,487	11,891	12.02	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	5,040	49,280	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	530	5,121	10.60	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	10,994	113,017	10.47	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	9.50	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.92	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None

61

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	$17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	13,600	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,742	16,444	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,045	14,165	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,975	12,425	4.84	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	6,000	35,220	4.74	Note	None
Stock	PROSYS TECHNOLOGY INTEGRATION, INC.	—	Financial assets measured at cost, noncurrent	372	4,224	4.13	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,356	24,931	4.04	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,317	102,459	3.90	Note	None
Stock	IBT VENTURE CO.	—	Financial assets measured at cost, noncurrent	7,614	76,142	3.81	Note	None

62

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	$24,419	3.56	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	3.45	N/A	None
Stock	ZYDAS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000	7,250	3.20	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,750	11,325	2.93	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	47,450	2.50	Note	None
Stock	TAIMIDE TECH., INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.83	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,070	15,590	1.78	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II	—	Financial assets measured at cost, noncurrent	—	38,855	0.99	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	1,620	0.83	Note	None
Stock-Preferred stock	INTEGRANT TECHNOLOGIES, INC.	—	Financial assets measured at cost, noncurrent	240	34,413	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	11,543	1,869,901	13.25	1,869,901	None
Stock	AVERLOGIC TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	1,051	13,564	3.53	13,564	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	1,320	50,941	3.33	50,941	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	850	49,317	1.30	49,317	None

63

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	4,361	$140,863	1.19	$140,863	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	2,097	67,324	0.78	67,324	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	21,846	423,820	0.12	423,820	None
Convertible bonds	ALPHA NETWORKS INC.	—	Financial assets at fair value through profit or loss, noncurrent	300	33,000	—	33,000	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	258	31,721	—	31,721	None

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	HIGHLINK TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	17,460	$150,397	11.63	$154,030	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	7,944	193,834	6.53	193,834	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	18,330	351,027	5.95	351,027	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,658	154,141	4.07	154,141	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	103,508	3.92	103,508	None
Stock	JESS-LINK PRODUCTS CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,609	69,992	1.85	69,992	None
Stock	TXC CORP.	—	Available-for-sale financial assets, noncurrent	3,458	142,469	1.83	142,469	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	4,546	146,836	1.24	146,836	None
Stock	ARIMA COMPUTER CORP.	—	Available-for-sale financial assets, noncurrent	10,660	83,041	0.98	83,041	None

64

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	TATUNG CO.	—	Available-for-sale financial assets, noncurrent	39,622	$532,916	0.94	$532,916	None
Stock	HUNG SHENG CONSTRUCTION LTD.	—	Available-for-sale financial assets, noncurrent	3,300	80,520	0.59	80,520	None
Stock	PROMOS TECHNOLOGIES INC.	—	Available-for-sale financial assets, noncurrent	13,500	158,625	0.27	158,625	None
Stock	GOLDSUN DEVELOPMENT & CONSTRUCTION CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,000	43,950	0.26	43,950	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	—	Available-for-sale financial assets, noncurrent	950	32,300	0.18	32,300	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	16,525	216,478	0.15	216,478	None
Stock	SANYANG INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	900	14,535	0.11	14,535	None
Stock	PRINCE HOUSING & DEVELOPMENT CORP.	—	Available-for-sale financial assets, noncurrent	580	8,120	0.07	8,120	None
Convertible bonds	EPITECH TECHNOLOGY CORP.	—	Financial assets at fair value through profit or loss, noncurrent	2,500	302,500	—	302,500	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380	46,721	—	46,721	None
UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	EXCELLENCE OPTOELECTRONICS INC.	Investee company	Long-term investments accounted for under the equity method	6,374	$63,739	11.12	$53,128	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	29,154	10.00	12,150	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	14,392	9.42	11,630	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	800	2,495	8.97	2,495	None

65

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	$15,954	8.46	$9,085	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,386	4,897	7.48	4,897	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	10,231	6.10	7,013	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,000	11,429	5.88	11,429	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,804	5.25	5,804	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,992	5.11	5,992	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	3,907	4.69	3,907	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	4,392	4.35	4,392	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	4,949	3.70	4,949	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	1,760	13,207	3.32	13,207	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	460	3,220	9.20	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,420	62,427	5.16	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	4.79	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.75	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,800	11,322	4.41	Note	None

66

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	600		$2,382	4.11		Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,005		13,416	4.01		Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900		4,095	3.98		Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,226		17,747	3.65		Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740		11,100	2.98		Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	2,750		16,142	2.17		Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,300		5,889	2.08		Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000		14,570	1.67		Note	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380		46,721	—		46,721	None

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	313	100.00	USD	313	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,399	100.00	USD	1,399	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	4,193	35.45	USD	4,193	None
Stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	2,339	24.41	USD	1,435	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720	USD	38	18.00		Note	None

67

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006					Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	MAXXAN SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	2,537	USD	1,281	—	N/A	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—	N/A	None
Stock-Preferred stock	SPREADTRUM COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,581	USD	1,250	—	N/A	None
Stock-Preferred stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,203	USD	4,000	—	N/A	None
Stock-Preferred stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	4,576	USD	3,500	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,066	USD	4,053	—	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750	USD	500	—	N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	1,474	USD	2,580	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	3,125	USD	4,000	—	N/A	None

68

ATTACHMENT 3 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006					Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	2,850	USD	2,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None
Stock-Preferred stock	REALLUSION HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Fund	TAIWAN ASIA PACIFIC VENTURE FUND	—	Financial assets measured at cost, noncurrent	66	USD	159	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	1,000	USD	712	—	N/A	None

UNITED MICRODISPLAY OPTRONICS CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006					Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	THINTEK OPTRONICS CORP.	Investee of UMC and UMO	Long-term investments accounted for under the equity method	9,999		$14,183	33.33	$14,183	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2006.

69

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Convertible bonds	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	800	$340,912	—	$—	800	$309,884 (Note 4)	$271,600	$38,284	—	$—
Convertible bonds	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	8,000	310,099	—	—	8,000	291,714 (Note 4)	270,120	21,594	—	—
Convertible bonds	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	10,000	402,375	—	—	10,000	434,127 (Note 4)	322,200	111,927	—	—
Convertible bonds	QUANTA STORAGE INC.	Financial assets at fair value through profit or loss, current	Open market	—	4,500	144,191	—	—	4,500	144,342 (Note 5)	152,778	(8,436)	—	—
Convertible bonds	TATUNG CO.	Financial assets at fair value through profit or loss, current	Open market	—	—	—	982	111,540	400	53,769	45,434	8,335	582	74,060
Stock	SAMSON HOLDING LTD.	Financial assets at fair value through profit or loss, current	Open market	—	37,872	565,344	—	—	37,872	581,041	456,571	124,470	—	—
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	3,700	170,385	6,832	291,714 (Note 4)	—	—	—	—	10,532	419,162
Stock	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	—	—	14,791	434,127 (Note 4)	—	—	—	—	14,791	298,786
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	53,916	20,865,597	—	—	13,159	5,089,758	149,720	4,930,365 (Note 6)	40,757	12,227,182
Stock	KING YUAN ELECTRONICS CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	23,040	828,272	9,653	309,884 (Note 4)	—	—	—	—	32,693	889,256
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	23,729	716,630	13,492	296,823	—	—	—	—	37,221	1,202,252

70

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units(thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Long-term investments accounted for under the equity method	HSIEH YONG CAPITAL CO., LTD.	—	92,124	$(3,169,837 (Note 7))	—	$—	58,500	$6,521,580	$5,865,917	$13,152,475 (Note 8)	33,624	$4,069,373
Stock	TOPPAN PHOTOMASKS TAIWAN LTD.	Long-term investments accounted for under the equity method	TAIWAN TOPPAN PHOTOMASKS GLOBAL INVESTMENT CO., LTD.	—	106,621	1,063,671	—	—	106,621	1,279,449	1,053,204	197,633 (Note 9)	—	—
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	—	—	28,500	285,000	—	—	—	—	28,500	251,430 (Note 10)
Stock	UMC JAPAN	Long-term investments accounted for under the equity method	Open market	—	484	6,341,144	12	132,462	—	—	—	—	496	6,134,625 (Note 11)
Stock	TLC CAPITAL CO., LTD.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	300,000	2,991,258	300,000	3,000,000	—	—	—	—	600,000	6,030,797 (Note 12)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, is applied.
Note 4:	Exercise of conversion rights of the Company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 5:	Exercise of call back rights of the Company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 6:	The gain/loss on disposal of investment includes adjustments to long-term investment capital reserve of NT$(9,673) thousand.
Note 7:	The ending balance of NT$(3,169,837) thousand is computed by deducting the Company’s stock held by Hsun Chieh (therefore accounted for as treasury stock) of NT$20,137,403 thousand from the Company’s long-term investment beginning balance in Hsun Chieh of NT$16,967,566 thousand.
Note 8:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$14,149,221 thousand, cumulative translation adjustments of NT$(8,157) thousand, unrealized loss of available for sale NT$(1,644,252) thousand.
Note 9:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$(28,612) thousand.
Note 10:	The ending balance includes impairment loss of NT$(7,774) thousand and long-term investment loss of NT$(25,796) thousand.
Note 11:	The ending balance includes long-term investment loss of NT$(395,174) thousand, long-term investment capital reserve adjustment of NT$1 thousand and cummulative translation adjustments of NT$56,192 thousand.
Note 12:	The ending balance includes long-term investment loss of NT$70,061 thousand, long-term investment capital reserve adjustment of NT$2,466 thousand and unrealized loss on financial assets of NT$(32,988) thousand.

71

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Stock	ULI ELECTRONICS INC.	Long-term investments accounted for under the equity method	NVIDIA BVI HOLDINGS LTD.	—	12,655	$252,307	—	$—	12,655	$240,451	$252,307	$(11,607 (Note 2))	—	$—
Stock	UNITRUTH INVESTMENT CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	Subsidiary	40,000	366,683	30,000	300,000	—	—	—	—	70,000	657,933 (Note 3)
Stock	TRIDENT MICROSYSTEMS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	255	150,565	—	—	255	218,469	71,775	146,694	—	—
Stock	SIRF TECHNOLOGY HOLDINGS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	181	176,419	—	—	181	185,353	24,652	160,701	—	—
Stock	SIMPLO TCHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	1,090	92,999	1,090	104,173	92,999	11,174	—	—
Stock	RECHI PRECISION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	5,000	133,500	461	—	5,461	111,552	93,633	17,919	—	—

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	The loss on disposal of investment includes cumulative translation adjustments of NT$249 thousand.
Note 3:	The ending balance includes long-term investment loss of NT$(17,680) thousand, capital reserve adjustments of NT$8,816 thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$(194) thousand, retained earning adjustments of NT$352 thousand and unrealized loss of available-for-sale financial assets of NT$(44) thousand.

72

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Stock	SERCOMM CORP.	Available-for-sale financial assets, noncurrent	Open market	—	2,867	$75,499	5,077	$126,954	—	$—	$—	$—	7,944	$193,834
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	16,525	207,119	—	—	—	—	16,525	216,478
Stock	PROMOS TECHNOLOGIES INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	13,500	169,725	—	—	—	—	13,500	158,625
Stock	TATUNG CO.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	47,372	583,045	7,750	102,124	95,385	6,739	39,622	532,916
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	4,546	131,108	—	—	—	—	4,546	146,836
Stock	TXC CORPORATION	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,458	137,176	—	—	—	—	3,458	142,469
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Open market	—	—	—	2,500	250,000	—	—	—	—	2,500	302,500

Note:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.

73

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

74

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

75

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$24,239,799	48.35	Net 60 Days	N/A	N/A	$5,493,509	40.71
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	4,349,907	8.68	Net 60 Days	N/A	N/A	1,366,652	10.13
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	1,712,656	3.42	Month-end 45 Days	N/A	N/A	342,930	2.54
UMC JAPAN	Investee company	Sales	1,268,821	2.53	Net 60 Days	N/A	N/A	480,630	3.56
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales	382,129	0.76	Month-end 60 Days	N/A	N/A	146,740	1.09
ITE TECH. INC.	Investee company	Sales	127,516	0.25	Month-end 45 Days	N/A	N/A	44,560	0.33
AFA TECHNOLOGY, INC.	Subsidiary’s investee company	Sales	111,202	0.22	Month-end 45 Days	N/A	N/A	26,921	0.20

UNITED MICROELECTRONICS (EUROPE) B.V.

		Transactions				Transaction details for non- arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 135,357	100.00	Net 60 Days	N/A	N/A	USD 42,300	100.00

76

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions				Transaction details for non- arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 752,330	100.00	Net 60 Days	N/A	N/A	USD 170,027	100.00

UMC JAPAN
		Transactions				Transaction details for non- arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 4,433,639	51.56	Net 60 Days	N/A	N/A	JPY 1,694,691	25.40

77

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—	$5,493,509	$60	$5,493,569	9.64	$—	—	$962,822	$72,466
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	1,366,652	71	1,366,723	9.10	13,779	Credit Collecting	870,791	25,958
UMC JAPAN	Investee company	—	480,630	1,496	482,126	6.23	—	—	16,531	8,067
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	342,930	1,252	344,182	4.34	7,934	Credit Collecting	13	3,488
HOLTEK SEMICONDUCTOR INC.	Investee company	68,752	77,988	—	146,740	5.77	—	—	61,575	778

78

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$803,681	$63,954	$63,954
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	276,285	2,954	2,954
UMC CAPITAL CORP.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	74,000	74,000	100.00	2,140,698	118,473	118,473
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	1,000	100.00	12,865	(1,109)	(1,109)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	23	15,365	15,365	Note 2
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		3,000,000	600,000	100.00	6,030,797	70,061	70,061
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	6,332,605	310,861	310,857
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,008,078		1,008,078	60,701	86.72	252,208	(89,858)	(77,921)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,537,634	496	50.09	6,134,625	(805,618)	(395,174)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	277,379	(41,929)	(20,964)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	746,830	148,133	62,216
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		921,241	33,624	36.49	4,069,373	(32,514)	(26,105)
THINKTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, production and sales		83,451		35,650	8,345	27.82	11,837	(50,243)	(13,976)
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		357,628		357,628	51,428	24.67	922,620	518,657	101,343
ITE TECH INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.04	347,675	95,524	13,279
UNIMICRON TECHNOLOGY CORP.	Taoyuan, Taiwan	PCB production		2,592,013		2,592,013	196,472	20.40	4,531,744	2,146,367	423,646

79

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

	Address	Main businesses and products	Initial Investment (Note 1)		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$285,000	$—	28,500	18.99	$251,430	$(140,939)	$(25,796)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production	248,795	248,795	8,758	16.50	65,721	(101,042)	(16,687)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	135,000	135,000	16,200	11.86	53,403	(138,160)	(11,625)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCI Ltd. were transferred to the Branch as of April 1, 2005.

FORTUNE VENTURE CAPITAL CORP.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding	$700,000	$400,000	70,000	100.00	$657,933	$(17,680)	$(17,680)
ANOTO TAIWAN CORP.	Taoyuan, Taiwan	Tablet transmission systems and chip-set	39,200	—	3,920	49.00	38,466	(1,498)	(734)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	85,471	85,471	10,187	44.29	49,386	(43,424)	(19,231)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	99,311	49,311	11,285	43.40	59,312	(40,898)	(17,369)
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	8,000	800	40.00	6,672	(3,278)	(1,310)
AEVOE INC.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	39.47	6,346	(822)	(324)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	91,194	44,129	10,212	36.83	36,169	(46,225)	(14,002)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	90,000	—	6,000	30.00	87,462	(15,618)	(2,538)

80

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia association processor	$93,478	$90,240	9,045	29.79	$33,542	$(70,698)	$(21,039)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	54,208	54,208	4,746	27.92	56,540	(5,186)	(1,448)
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	17,206	17,206	2,265	25.39	7,063	(9,444)	(2,398)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	—	3,500	25.36	38,749	(14,541)	(1,151)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	68,621	53,340	6,414	23.75	45,476	(49,411)	(11,881)
DAVICOM SEMICONDUCTOR, INC.	Hsinchu Science Park, Taiwan	Design of communication IC	134,251	134,251	13,798	21.56	155,416	35,608	4,750
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	51,500	50,000	5,150	21.05	27,802	(64,396)	(13,629)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	45,750	45,750	5,000	21.01	23,215	(27,037)	(6,004)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.09	115,294	(138,160)	(16,751)
EXCELLENCE OPTOELECTRONICS INC.	Hsinchu Science Park, Taiwan	LED Packaging	85,291	—	8,529	14.88	85,291	(29,077)	—
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	32,128	32,128	2,594	13.99	16,593	(44,647)	(6,281)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	6,281	11.84	39,795	(101,042)	(10,949)

81

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$174,596	$221,920	17,460	11.63	$150,397	$(140,939)	$(20,425)

UNITRUTH INVESTMENT CORP.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
EXCELLENCE OPTOELECTRONICS INC.	Hsinchu, Taiwan	LED Packaging	$63,739	$—	6,374	11.12	$63,739	$(29,077)	$—
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	30,000	—	2,000	10.00	29,154	(15,618)	(846)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	14,820	—	1,300	9.42	14,392	(14,541)	(428)
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	4,688	4,688	800	8.97	2,495	(9,444)	(847)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	8.46	15,954	(70,698)	(6,010)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	8,732	8,732	1,386	7.48	4,897	(44,647)	(3,356)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	5,390	1,585	6.10	10,231	(40,898)	(2,508)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	8,760	8,760	1,000	5.88	11,429	(5,186)	(305)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	13,800	13,800	1,250	5.25	5,804	(27,037)	(1,501)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip	11,463	11,463	1,250	5.11	5,992	(64,396)	(3,335)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	6,617	6,617	1,300	4.69	3,907	(46,225)	(2,436)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	4,392	(43,424)	(1,888)

82

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	$5,600	$5,600	1,000	3.70	$4,949	$(49,411)	$(1,836)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,760	3.32	13,207	(101,042)	(3,355)

UMC CAPITAL CORP.

	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2006				Net income (loss) of investee company		Investment income (loss) recognized		Note
Investee company			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	313	USD	17	USD	17	1
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,399	USD	135	USD	135	1
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,193	USD	366	USD	130	1
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	24.41	USD	2,339	USD	(667)	USD	(163)	1

Note 1: Amounts denominated in foreign currencies are expressed in thousands.

UNITED MICRODISPLAY OPTRONICS CORP.

	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
Investee company			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
THINTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, manufacturing and sales	$99,990	$99,990	9,999	33.33	$14,183	$(50,243)	$(16,746)

83

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2006 AND 2005

Address:	No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Stockholders of

United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and Subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of income, change in stockholders’ equity and cash flows for the six-month periods ended June 30, 2006 and 2005. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(11) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the June 30, 2006 and 2005 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$473 million and NT$164 million for the six-month periods ended June 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$6,018 million and NT$7,557 million as of June 30, 2006 and 2005, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and Subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for the six-month periods ended June 30, 2006 and 2005, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation and Subsidiaries have adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation and Subsidiaries have adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets. Effective from January 1, 2006, goodwill is no longer subject to amortization.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation and subsidiaries have adopted the amendments to the R.O.C. Statement of Financial Accounting Standards No. 5, “Accounting for Long-term Equity Investment”.

July 19, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	Notes	As of June 30,
Assets		2006	2005
Current assets
Cash and cash equivalents	2, 4 (1)	$104,638,721	$82,445,691
Financial assets at fair value through profit or loss, current	2, 3, 4 (2)	1,506,063	2,286,070
Available-for-sale financial assets, current	2, 3, 4 (3)	—	969,623
Held-to-maturity financial assets, current	2, 3, 4 (4)	779,456	63,080
Notes receivable	4 (5)	91,602	10,270
Notes receivable - related parties	5	70,880	57,853
Accounts receivable, net	2, 4 (6)	14,384,693	11,336,744
Accounts receivable - related parties, net	2	686,682	802,787
Other receivables	2	915,369	838,103
Inventories, net	2, 4 (7)	11,101,565	8,479,210
Prepaid expenses		1,006,262	900,582
Deferred income tax assets, current	2, 4 (24)	2,768,318	3,482,806
Restricted deposits	6	—	569,400

Total current assets		137,949,611	112,242,219

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 3, 4 (8)	460,663	—
Available-for-sale financial assets, noncurrent	2, 3, 4 (9)	42,265,703	7,620,632
Held-to-maturity financial assets, noncurrent	2, 3, 4 (4)	340,200	1,409,258
Financial assets measured at cost, noncurrent	2, 3, 4 (10)	5,820,121	6,414,547
Long-term investments accounted for under the equity method	2, 3, 4 (11)	12,746,745	18,638,444

Total funds and investments		61,633,432	34,082,881

Property, plant and equipment	2, 3, 4 (12), 7
Land		1,901,659	1,306,418
Buildings		21,243,519	20,971,776
Machinery and equipment		400,335,575	375,094,399
Transportation equipment		90,084	89,510
Furniture and fixtures		2,919,197	2,639,260
Leasehold improvements		42,640	38,918

Total cost		426,532,674	400,140,281
Less : Accumulated depreciation		(292,121,103)	(247,132,203)
Add : Construction in progress and prepayments		10,563,033	20,544,860

Property, plant and equipment, net		144,974,604	173,552,938

Intangible assets
Goodwill	2, 3	3,491,073	4,168,997
Technological know-how	2	299,877	399,178
Other intangible assets	2	167,258	379,269

Total intangible assets		3,958,208	4,947,444

Other assets
Deferred charges	2	1,667,615	1,844,083
Deferred income tax assets, noncurrent	2, 4 (24)	4,414,747	3,929,966
Other assets - others	2, 4 (13), 6	2,135,017	2,317,002

Total other assets		8,217,379	8,091,051

Total assets		$356,733,234	$332,916,533

	Notes	As of June 30,
Liabilities and Stockholders’ Equity		2006	2005
Current liabilities
Short-term loans	4 (14), 6	$340,518	$1,845,315
Financial liabilities at fair value through profit or loss, current	2, 3, 4 (15)	1,188,930	28,135
Notes payable		—	21,385
Accounts payable		6,194,242	5,118,329
Income tax payable	2	1,329,839	298,904
Accrued expenses		6,239,362	5,605,509
Cash dividend payable	4 (22)	7,161,301	1,758,736
Payable on equipment		4,448,995	3,659,537
Other payables	4 (22)	381,508	161,511
Current portion of long-term liabilities	2, 4 (16), 4 (17)	12,921,369	6,332,625
Other current liabilities	7	2,151,697	978,653
Deferred income tax liabilities, current	2, 4 (24)	2,140	163

Total current liabilities		42,359,901	25,808,802

Long-term liabilities
Bonds payable	2, 4 (16)	33,200,034	34,939,572
Long-term loans	4 (17)	—	3,247,875

Total long-term liabilities		33,200,034	38,187,447

Other liabilities
Accrued pension liabilities	2, 4 (18)	3,061,730	2,977,371
Deposits-in		19,282	18,679
Deferred income tax liabilities, noncurrent	2, 4 (24)	54,239	44,539
Deferred credits - intercompany profits	2	36,297	—
Other liabilities - others		602,143	579,526

Total other liabilities		3,773,691	3,620,115

Total liabilities		79,333,626	67,616,364

Capital	2, 4 (19), 4 (20), 4 (22)
Common stock		188,452,341	177,794,314
Stock dividents for distribution		2,248,771	19,560,220
Capital reserve	2, 4 (19)
Premiums		60,712,685	64,227,411
Change in equities of long-term investments		6,655,250	20,786,958
Retained earnings	4 (19), 4 (22)
Legal reserve		16,699,508	15,996,839
Special reserve		322,150	1,744,171
Unappropriated earnings		3,434,838	3,622,790
Adjustment items to stockholders’ equity	2, 4 (9)
Cumulative translation adjustment		(855,518)	(1,998,163)
Unrealized gain or loss on financial instruments		19,677,371	(150,917)
Treasury stock	2, 4 (11), 4 (19), 4 (21)	(26,387,722)	(43,524,011)

Total stockholders’ equity of holding company		270,959,674	258,059,612
Minority interests		6,439,934	7,240,557

Total stockholders’ equity		277,399,608	265,300,169

Total liabilities and stockholders’ equity		$356,733,234	$332,916,533

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the six-month period ended June 30,
	Notes	2006	2005
Operating revenues	2, 5
Sales revenues		$52,855,507	$42,548,923
Less : Sales returns and discounts		(584,810)	(788,168)

Net Sales		52,270,697	41,760,755
Other operating revenues		1,729,714	4,504,342

Net operating revenues		54,000,411	46,265,097

Operating costs	4 (23)
Cost of goods sold		(44,395,454)	(41,390,077)
Other operating costs		(1,255,681)	(2,240,722)

Operating costs		(45,651,135)	(43,630,799)

Gross profit		8,349,276	2,634,298
Unrealized intercompany profit	2	(91,435)	(67,609)
Realized intercompany profit	2	118,815	151,192

Gross profit-net		8,376,656	2,717,881

Operating expenses	4 (23), 5
Sales and marketing expenses		(1,715,293)	(2,066,367)
General and administrative expenses		(1,559,754)	(2,172,715)
Research and development expenses		(4,235,723)	(5,063,463)

Subtotal		(7,510,770)	(9,302,545)

Operating income (loss)		865,886	(6,584,664)

Non-operating income
Interest revenue		755,317	481,533
Investment gain accounted for under the equity method, net	2, 4 (11)	296,402	391,294
Dividend income		43,431	43,075
Gain on disposal of property, plant and equipment	2	245,573	125,496
Gain on disposal of investments	2	19,335,111	6,660,102
Exchange gain, net	2	98,174	73,295
Gain on recovery of market value of inventories	2	—	254,027
Gain on valuation of financial assets	2	—	42,639
Gain on valuation of financial liabilities	2	89,197	—
Other income		468,093	698,980

Subtotal		21,331,298	8,770,441

Non-operating expenses
Interest expense	4 (12)	(400,662)	(593,650)
Loss on disposal of property, plant and equipment	2	(95,753)	(91,237)
Loss on decline in market value and obsolescence of inventories	2	(526,320)	—
Financial expenses		(105,333)	(155,369)
Impairment loss	2, 4 (11)	(21,807)	—
Loss on valuation of financial assets	2	(511,603)	—
Other losses		(38,141)	(76,077)

Subtotal		(1,699,619)	(916,333)

Income from continuing operations before income tax		20,497,565	1,269,444
Income tax expense	2, 4 (24)	(1,413,158)	(106,942)

Income from continuing operations		19,084,407	1,162,502
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	(1,188,515)	(112,898)

Net income		$17,895,892	$1,049,604

Of which
Consolidated net income		$18,337,788	$1,817,700
Minority interests		(441,896)	(768,096)

Net income		$17,895,892	$1,049,604

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4 (25)
Income from continuing operations		$1.13	$1.06	$0.07	$0.07
Cumulative effect of changes in accounting principles		(0.07)	(0.07)	(0.01)	(0.01)

Net income		1.06	0.99	0.06	0.06
Minority interests		0.02	0.02	0.04	0.04

Consolidated net income		$1.08	$1.01	$0.10	$0.10

Earnings per share-diluted (NTD)	2, 4 (25)
Income from continuing operations		$1.09	$1.01	$0.07	$0.07
Cumulative effect of changes in accounting principles		(0.06)	(0.06)	(0.01)	(0.01)

Net income		1.03	0.95	0.06	0.06
Minority interests		0.02	0.02	0.04	0.04

Consolidated net income		$1.05	$0.97	$0.10	$0.10

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	Notes	Capital			Capital Reserve	Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
		Common Stock	Stock Dividends for Distribution	Capital Collected in Advance		Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2005	4 (19)	$177,919,819	$—	$4,040	$84,933,195	$12,812,501	$90,871	$29,498,329	$(424,713)	$(1,319,452)	$(37,140,714)	$8,728,877	$275,102,753
Appropriation of 2004 retained earnings	4 (22)
Legal reserve		—	—	—	—	3,184,338	—	(3,184,338)	—	—	—	—	—
Special reserve		—	—	—	—	—	1,653,300	(1,653,300)	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)
Stock dividends		—	17,587,365	—	—	—	—	(17,587,365)	—	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(27,005)	—	—	—	—	(27,005)
Employee bonus - stock		—	1,972,855	—	—	—	—	(1,972,855)	—	—	—	—	—
Purchase of treasury stock	2, 4 (21)	—	—	—	—	—	—	—	—	—	(8,570,374)	—	(8,570,374)
Cancellation of treasury stock	2, 4 (19), 4 (21)	(491,140)	—	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—
Net income in the first half of 2005		—	—	—	—	—	—	1,817,700	—	—	—	(768,096)	1,049,604
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(20,055)	—	—	—	—	—	—	—	(20,055)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	273,796	—	—	—	273,796
Exercise of employee stock options	2, 4 (20)	361,595	—	—	278,648	—	—	—	—	—	—	—	640,243
Common stock transferred from capital collected in advance		4,040	—	(4,040)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(678,711)	—	—	(678,711)
Changes in minority interests		—	—	—	—	—	—	—	—	—	8,878	(720,224)	(711,346)

Balance as of June 30, 2005		$177,794,314	$19,560,220	$—	$85,014,369	$15,996,839	$1,744,171	$3,622,790	$(150,917)	$(1,998,163)	$(43,524,011)	$7,240,557	$265,300,169

Balance as of January 1, 2006	4 (19)	$197,947,033	$—	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(80,989)	$(241,153)	$(51,332,329)	$6,336,685	$264,620,238
The effect of adopting SFAS NO. 34	3 (3)	—	—	—	—	—	—	—	24,097,170	11,547	—	—	24,108,717
Appropriation of 2005 retained earnings	4 (22)
Legal reserve		—	—	—	—	702,669	—	(702,669)	—	—	—	—	—
Special reserve		—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(7,161,267)	—	—	—	—	(7,161,267)
Stock dividends		—	895,158	—	—	—	—	(895,158)	—	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(6,324)	—	—	—	—	(6,324)
Employee bonus - cash		—	—	—	—	—	—	(305,636)	—	—	—	—	(305,636)
Employee bonus - stock		—	458,455	—	—	—	—	(458,455)	—	—	—	—	—
Capital reserve transferred to common stock	4 (19)	—	895,158	—	(895,158)	—	—	—	—	—	—	—	—
Purchase of treasury stock	2, 4 (21)	—	—	—	—	—	—	—	—	—	(24,279,397)	—	(24,279,397)
Cancellation of treasury stock	2, 4 (19), 4 (21)	(10,000,000)	—	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—	—
Adjustment of treasury stock due to loss of control over subsidiary		—	—	—	—	—	—	(9,256,116)	(6,826,238)	—	29,583,776	—	13,501,422
Net income in the first half of 2006		—	—	—	—	—	—	18,337,788	—	—	—	(441,896)	17,895,892
Adjustment of capital reserve accounted for under the equity method	2	—	—	—	(15,280)	—	—	—	—	—	—	—	(15,280)
Adjustment of funds and investments disposal	2	—	—	—	(14,110,993)	—	—	—	—	8,171	—	—	(14,102,822)
Changes in unrealized loss on available-for-sale financial assets	2	—	—	—	—	—	—	—	(747,539)	—	—	—	(747,539)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	3,234,967	—	—	—	3,234,967
Exercise of employee stock options	2, 4 (20)	468,708	—	—	276,867	—	—	—	—	—	—	—	745,575
Common stock transferred from capital collected in advance		36,600	—	(36,600)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(634,083)	—	—	(634,083)
Changes in minority interests		—	—	—	—	—	—	—	—	—	—	545,145	545,145

Balance as of June 30, 2006		$188,452,341	$2,248,771	$—	$67,367,935	$16,699,508	$322,150	$3,434,838	$19,677,371	$(855,518)	$(26,387,722)	$6,439,934	$277,399,608

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2006	2005
Cash flows from operating activities:
Net income	$18,337,788	$1,817,700
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	(441,896)	(768,096)
Depreciation	23,612,568	25,531,615
Amortization	945,882	1,959,694
Bad debt expenses (reversal)	7,959	(114,646)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	526,320	(254,027)
Cash dividends received under the equity method	—	162,685
Investment gain accounted for under the equity method	(296,402)	(278,396)
Loss (gain) on valuation of financial assets and liabilities	1,610,921	(42,639)
Impairment loss	21,807	—
Gain on disposal of investments	(19,335,111)	(6,660,102)
Gain on disposal of property, plant and equipment	(149,820)	(34,259)
Exchange loss (gain) on financial assets and liabilities	(14,892)	13,576
Gain on reacquisition of bonds	(4,628)	(111,330)
Exchange gain on long-term liabilities	(226,299)	(7,469)
Amortization of bond discounts (premiums)	43,718	(4,858)
Amortization of deferred income	(59,747)	(26,732)
Effect from subsidiaries over which significant control is no longer held	—	(264,473)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	370,882	32,284
Notes and accounts receivable	(194,477)	990,839
Other receivables	72,680	(187,528)
Inventories	(918,459)	1,641,335
Prepaid expenses	(314,130)	(547,606)
Deferred income tax assets	(1,990)	31,030
Other current assets	24,285	13,288
Notes payable	—	(150,539)
Accounts payable	122,987	(78,476)
Income tax payable	(17,512)	57,931
Accrued expenses	111,578	(3,547,067)
Other payables	(108,658)	—
Other current liabilities	354,671	(766,304)
Accrued pension liabilities	42,538	266,585
Capacity deposits	(9,400)	(345,382)
Other liabilities - others	233,689	91,390

Net cash provided by operating activities	24,346,852	18,420,023

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss, noncurrent	(416,202)	—
Proceeds from disposal of financial assets at fair value through profit or loss, noncurrent	50,000	—
Acquisition of available-for-sale financial assets	(2,247,781)	(434,194)
Proceeds from disposal of available-for-sale financial assets	6,155,748	4,736,628
Acquisition of financial assets measured at cost	(288,258)	(687,214)
Proceeds from disposal of financial assets measured at cost	325,735	524,666
Acquisition of long-term investments accounted for under the equity method	(773,148)	(1,101,109)
Proceeds from disposal of long-term investments accounted for under the equity method	8,135,538	2,916,221
Proceeds from disposal of held-to-maturity financial assets	—	1,364,680
Proceeds from capital reduction and liquidation of long-term investments	5,600	50,725
Acquisition of minority interests	(132,462)	—
Acquisition of property, plant and equipment	(11,263,468)	(10,889,753)
Proceeds from disposal of property, plant and equipment	395,842	113,412
Increase in deferred charges	(599,322)	(692,343)
Decrease in other receivables	618,339	124,118

Net cash used in investing activities	(33,839)	(3,974,163)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month periods ended June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2006	2005
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans	$209,888	$(3,903,872)
Repayment of long-term loans	—	(16,153,714)
Redemption of bonds	(5,250,000)	(2,820,004)
Reacquisition of bonds	(202,841)	(2,004,238)
Increase (decrease) in deposits-in	627	(804)
Purchase of treasury stock	(23,831,095)	(8,570,374)
Exercise of employee stock options	745,575	640,243
Proceeds from new issues	2,199	—
Proceeds from minority shareholders on stock issurance of subsidaries	—	14,350

Net cash used in financing activities	(28,325,647)	(32,798,413)

Effect of exchange rate changes on cash and cash equivalents	63,094	(1,398,137)
Effect of subsidiaries change	(38,539)	814,408

Decrease in cash and cash equivalents	(3,988,079)	(18,936,282)
Cash and cash equivalents at beginning of period	108,626,800	101,381,973

Cash and cash equivalents at end of period	$104,638,721	$82,445,691

Supplemental disclosures of cash flow information:
Cash paid for interest	$784,471	$1,156,744

Cash paid (refunded) for income tax	$166,237	$(8,990)

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$10,396,768	$6,488,997
Add: Payable at beginning of period	5,315,695	8,061,288
Payable transferred in from the Branch at beginning of period	—	1,573,637
Less: Payable at end of period	(4,448,995)	(5,234,169)

Cash paid for acquiring property, plant and equipment	$11,263,468	$10,889,753

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$69,621	$—
Book value of reference available-for-sale financial assets delivered for exchange	(20,242)	—
Elimination of related balance sheet accounts	15,302	—

Recognition of gain on disposal of available-for-sale financial assets	$64,681	$—

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (“the Company”) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the Company’s merger with SiS MICROELECTRONICS CORP. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI LTD. had transferred its businesses, operations, and assets to the Company’s Singapore branch (the Branch) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

(1)	Principles of Consolidation

During the six-month period ended June 30, 2005, investees in which the Company, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are accounted for under the equity method and shall be consolidated into the Company’s financial statements in accordance with the amendments to the R.O.C. Statements of Financial Accounting Standards (SFAS) No. 7, “Consolidation of Financial Statements” (the Company and the consolidated entities are hereinafter referred to as “the Group”.)

The transactions between the consolidated entities are eliminated in the consolidated financial statements. The difference between the acquisition cost and the net equity of the subsidiary is amortized over 5 years. However, effective from January 1, 2006, such a difference is no longer amortized. Arising differences from new acquisitions are analyzed and accounted for in the manner similar to the allocation of acquisition cost as provided in the R.O.C. SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

(2)	The consolidated entities are as follows:

As of June 30, 2006

			Percentage of ownership (%)
Investor	Subsidiary	Business nature	As of June 30, 2006
The Company	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00

The Company	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	IC Sales	100.00

The Company	UMC CAPITAL CORP.	Investment holding	100.00

The Company	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

The Company	TLC CAPITAL CO., LTD.	Investment holding	100.00

The Company	UMCI LTD. (UMCI) (Note 1)	Sales and manufacturing of integrated circuits	100.00

The Company	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

The Company	UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Sales and manufacturing of LCOS	86.72

The Company	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	50.09

The Company and UMO	THINTEK OPTRONICS CORP. (THINTEK)	LCOS design, production and sales	61.15

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

As of June 30, 2005

			Percentage of ownership (%) As of June 30, 2005
Investor	Subsidiary	Business nature

The Company	UMC-USA	IC Sales	100.00

The Company	UME BV	IC Sales	100.00

The Company	UMC CAPITAL CORP.	Investment holding	100.00

The Company	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

The Company	UMCI (Note 1)	Sales and manufacturing of integrated circuits	100.00

The Company	FORTUNE	Consulting and planning for investment in new business	99.99

The Company	HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note 2)	Investment holding	99.97

The Company	UMO	Sales and manufacturing of LCOS	83.48

The Company and UMO	THINTEK	LCOS design, production and sales	54.26

The Company, HSUN CHIEH and SIS	UMCJ	Sales and manufacturing of integrated circuits	51.81

HSUN CHIEH	UNITRUTH	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

The Company	UNITED FOUNDARY SERVICE, INC. (Note 3)	Supervising and monitoring group projects	—

The Company	SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note 4)	Sales and manufacturing of integrated circuits	16.16

SIS	SILICON INTEGRATED SYSTEMS CORP. (SIS-HK) (Note 4)	IC sales	100.00

SIS	SILICON INTEGRATED SYSTEMS CORP. (SIS-USA) (Note 4)	IC sales	100.00

SIS	INVESTAR CPU VENTURE CAPITAL FUND, INC. LDC (IVCF) (Note 5)	Investment holding	—

SIS, HSUN CHIEH and FORTUNE	XGI TECHNOLOGY INC. (XGI) (Note 4)	Cartography chip design, production and sales	18.39

XGI	XGI TECHNOLOGY INC. (CAYMAN) (Note 4)	Investment holding	100.00

XGI	XGI TECHNOLOGY INC. (USA) (Note 4)	Cartography chip design and production	100.00

Note 1:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI has transferred its businesses, operations, and assets to the Branch since April 1, 2005.

Note 2:	The Company has ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements since January 2006 as the Company no longer possessed control over the subsidiary.

Note 3:	UNITED FOUNDRY SERVICE, INC. completed the liquidation process in April 2005.

Note 4:	In conformity with the R.O.C. SFAS No. 7, “Consolidated Financial Statements”, the Company has ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements since June 27, 2005 as the Company no longer possessed control over the subsidiary.

Note 5:	Based on the resolution of the board of directors meeting in November 2002, IVCF was to be liquidated. The liquidation process was completed during the first quarter of 2005.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current reporting period’s results. However, exchange gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in stockholders’ equity.

Non-currency assets and liabilities denominated in foreign currencies and marked to market with changes in market value charged to the statement of income, are valued at the spot exchange rate at the balance sheet date, with arising exchange gains or losses recognized in the current reporting period. For similar assets and liabilities where the changes in market value are charged to stockholders’ equity, the spot exchange rate at the balance sheet date is used and any resulting exchange gains or losses are recorded as adjustment items to stockholders’ equity. The exchange rate at the date of transaction is used to record non-currency assets and liabilities which are denominated in foreign currencies and measured at cost.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates on dividend declaration date for dividends. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

Based on the R.O.C. Statement of Financial Accounting Standard (SFAS) No. 34, “Accounting for Financial Instruments” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, and available-for-sale financial assets. Financial liabilities are classified as financial liabilities at fair value through profit or loss.

The Group’s purchases and sales of financial assets and liabilities are recognized on the trade date, the date that the Group commits to purchasing or selling the asset and liability. Financial assets and financial liabilities are initially recognized at fair value plus the acquisition or issuance costs. Accounting policies prior to, and including, December 31, 2005 are described in Note 3.

a.	Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities held for short-term sale or repurchase purposes, and derivative financial instruments not qualified for hedging purposes are classified as either financial assets or financial liabilities at fair value through profit or loss.

Financial assets or financial liabilities are subsequently measured at fair value and changes in fair value are recognized as profit or loss. Stocks of listed companies, convertible bonds, and close-end funds are measured at closing prices at the balance sheet date. Open-end funds are measured at the unit price of the net assets at the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants to price the instrument.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity where the Group has the positive intention and ability to hold to maturity. Investments that are intended to be held to maturity are subsequently measured at amortized cost.

If there is any objective evidence of impairment, impairment loss is recognized by the Group. If subsequently the impairment loss has recovered, and such recovery is evidently related to improvements in events or factors that have originally caused the impairment loss, the Group shall reverse the amount, which will be recorded as profit in the current period. The new cost basis as a result of the reversal shall not exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stocks, funds, and others without reliable market prices are measured at cost. Where objective evidence of impairment exists, the Group shall recognize impairment loss, which shall not be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets neither classified as financial assets at fair value through profit or loss, nor held-to-maturity financial assets, loans and receivables. Subsequent measurement is measured at fair value. Stocks of listed companies are measured at closing prices at the balance sheet date. The gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the income statement.

The Group recognizes impairment loss when there is any objective evidence of impairment. Any reduction in the loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. For debt instruments, if the reduction is clearly related to improvements in the factors or events that have originally caused the impairment, the amount shall be reversed and recognized in the current period’s statement of income.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting rights of the investees or has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years. However, effective from January 1, 2006, such a difference is no longer amortized. Arising differences from new acquisitions are analyzed and accounted for in the manner similar to the allocation of acquisition cost as provided in the R.O.C. SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage, while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage, while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Group’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is provided on a straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 3 to 55 years; machinery and equipment – 3 to 6 years; transportation equipment – 2 to 5 years; furniture and fixtures – 2 to 20 years; leased assets – the lease period or estimated economic life, whichever is shorter.

Intangible Assets

Effective from January 1, 2006, goodwill generated from consolidation is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

The Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: patent license fees - the term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to, and including December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Since January 1, 2006, the amortized amounts as of December 31, 2005 were reclassified as discount of bonds as a deduction to bonds payable. The amounts are amortized based on the interest method during remaining life of the bonds. Where the difference between straight-line method and interest method is slight, the bond discounts shall be amortized based on the straight-line method.

The Group assesses whether there is any indication of other than temporary impairment. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost basis.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Based on the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, as of January 1, 2006, derivative financial instruments embedded in convertible bonds shall be bifurcated and accounted as financial liabilities with changes in market value recognized in earnings if the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company and domestic subsidiaries. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch and oversea subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the R.O.C. SFAS No. 18. For the defined benefit pension plan, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension plan, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Group applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Group also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Group adopted the R.O.C. SFAS No. 30, “Accounting for Treasury Stocks”, which requires that treasury stock held by the Group to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to capital reserve. The Group’s stock held by its subsidiaries is also treated as treasury stock in the Group’s account.

Revenue Recognition

The main sales term of the Group is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when the ownership and risk of the products have been transferred to customers and the possibility of sales collection is reasonably assured. Allowance for sales returns and discounts is estimated based on customer complaints and historical experiences. Such provisions are recognized in the reporting period the products are sold.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Group and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

Income Tax

The Group adopted the R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to the R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Group recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. The IBTA is a supplemental tax at 10% (set up by the Executive Yuan) that is payable if the income tax payable pursuant to the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA, and is calculated based on taxable income defined under the IBTA which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Group’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24, “Earnings Per Share”. Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Group assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Group compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.

For previously recognized losses, the Group assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Group recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Group reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated is to be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among other assets pro rata to their carrying amount. The write-down in goodwill cannot be reversed under any circumstance in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses (income).

3.	ACCOUNTING CHANGE

Asset Impairment

The Company adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements effective on January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles did not have any impact on the Company’s consolidated net income, basic earnings per share after tax for the six-month period ended June 30, 2005 as well as the total assets as of June 30, 2005.

Goodwill

The Company adopted the amendments to the R.O.C. SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements”, SFAS No. 5, “Long-Term Investments in Equity Securities”, and SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method”, which have all discontinued the amortization of goodwill effective on January 1, 2006. The above changes in accounting principles has increased the Group’s total assets as of June 30, 2006 by NT$ 440 million, and increased the consolidated net income and earnings per share by NT$440 million and NT$0.02, respectively, for the six-month period ended June 30, 2006.

Financial Instruments

(1)	The Group adopted the R.O.C. SFAS No. 34, “Accounting for Financial Instruments” and SFAS No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments for its financial statements beginning on and after January 1, 2006. Some items have already been reclassified according to the R.O.C. “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, SFAS No. 34 and No. 36 for the six-month period ended June 30, 2005.

(2)	The accounting policies prior to, and including, December 31, 2005 are as follows:

a.	Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined by the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

b.	Long-Term Investment – Cost Method or Lower of Cost or Market Value Method

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value at the balance sheet date is determined by the average closing price during the last month of the reporting period. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as the new cost basis of such investment.

c.	Derivative Financial Instruments

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

(3)	The above changes in accounting principles increased the Group’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$24,246 million, NT$1,326 million, and NT$22,920 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million to be deducted from consolidated net income, thereby reducing basic earnings per share by NT$0.07 for the six-month period ended June 30, 2006.

Gain and losses of equity method investees

Pursuant to the amendments of the R.O.C. SFAS No.5, “Accounting for Long-term Investment” effective on January 1, 2005, certain gains or losses of equity investees were recognized based on the gains or losses incurred in the current period and cannot be deferred to the next year. As a result of the amendment, the consolidated net income and the basic earnings per share for the six-month period ended June 30, 2005 were reduced by NT$113 million and NT$0.01, respectively.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1) CASH AND CASH EQUIVALENTS

	As of June 30,
	2006	2005
Cash:
Cash on hand	$13,396	$2,254
Checking and savings accounts	5,250,859	4,158,923
Time deposits	88,662,377	67,887,782

Subtotal	93,926,632	72,048,959

Cash equivalents:
Government bonds acquired under repurchase agreements	10,712,089	10,396,732

Total	$104,638,721	$82,445,691

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
Held for trading	2006	2005
Listed stocks	$1,138,214	$628,747
Convertible bonds	313,439	1,657,323
Open-end funds	54,410	—

Total	$1,506,063	$2,286,070

During the six-month period ended June 30, 2006, net loss arising from the changes in fair value of financial assets at fair value through profit or loss, current, was NT$547 million.

(3)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, CURRENT

	As of June 30,
	2006	2005
Common stock	$—	$969,623

(4)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of June 30,
	2006	2005
Credit-linked deposits and repackage bonds	$1,119,656	$1,472,338
Less: Non-current portion	(340,200)	(1,409,258)

Total	$779,456	$63,080

(5)	NOTES RECEIVABLE

	As of June 30,
	2006	2005
Notes receivable	$91,602	$10,270

(6)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2006	2005
Accounts receivable	$15,291,825	$11,819,313
Less: Allowance for sales returns and discounts	(743,233)	(295,139)
Less: Allowance for doubtful accounts	(163,899)	(189,430)

Net	$14,384,693	$11,336,744

(7)	INVENTORIES, NET

	As of June 30,
	2006	2005
Raw materials	$975,028	$187,804
Supplies and spare parts	1,935,813	1,938,175
Work in process	8,871,511	7,149,407
Finished goods	307,326	525,580

Total	12,089,678	9,800,966
Less: Allowance for loss on decline in market value and obsolescence	(988,113)	(1,321,756)

Net	$11,101,565	$8,479,210

Inventories were not pledged.

(8)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

	As of June 30,
	2006	2005
Convertible bonds	$460,663	$—

During the six-month period ended June 30, 2006, net gain arising from the changes in fair value of financial assets at fair value through profit or loss, noncurrent, was NT$79 million.

(9)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

a.	Details of available-for-sale financial assets are as follows:

	As of June 30,
	2006	2005
Common stock	$40,849,224	$7,620,632
Preferred stock	1,416,479	—

Total	$42,265,703	$7,620,632

b.	The Group recognized net gain of NT$1,041 million due to the changes in fair value as an adjustment of stockholders’ equity for the six-month period ended June 30, 2006.

(10)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2006	2005
Common stock	$3,154,881	$4,154,524
Preferred stock	2,051,715	1,638,892
Funds	613,525	621,131

Total	$5,820,121	$6,414,547

(11)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
HOLTEK SEMICONDUCTOR INC.	$922,620	24.67	$797,730	25.23
ITE TECH. INC.	347,675	22.04	292,828	22.21
UNIMICRON TECHNOLOGY CORP.	4,531,744	20.40	5,488,321	31.77
FARADAY TECHNOLOGY CORP. (Note A)	—	—	2,017,091	23.31
HARVATEK CORP. (Note B)	—	—	351,312	18.20
SILICON INTEGRATED SYSTEMS CORP. (Note A)	—	—	4,048,689	16.16
NOVATEK MICROELECTRONICS CORP. (Note A)	—	—	1,539,591	14.06
SERCOMM CORP. (Note B)	—	—	186,803	10.06

Subtotal	5,802,039		14,722,365

Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD.	277,379	49.99	300,407	49.99
UCA TECHNOLOGY INC.	69,543	49.50	49,799	45.53
ANOTO TAIWAN CORP.	38,466	49.00	—	—
UWAVE TECHNOLOGY CORP.	53,778	48.64	45,537	49.04
UNITECH CAPITAL INC.	746,830	42.00	710,102	42.00
STAR SEMICONDUCTOR CORP.	40,076	41.52	46,381	33.95
WALTOP INTERNATIONAL CORP.	116,616	40.00	—	—
NEXPOWER TECHNOLOGY CORP.	6,672	40.00	—	—
AEVOE INC.	6,346	39.47	8,455	44.12
SMEDIA TECHNOLOGY CORP.	49,496	38.25	31,952	37.48
HSUN CHIEH INVESTMENT CO., LTD. (Note C)	4,069,373	36.49	—	—
UC FUND II	135,476	35.45	121,532	35.45
ALLIANCE OPTOTEK CORP.	53,141	34.78	—	—
CRYSTAL MEDIA INC.	9,558	34.36	17,957	36.06
USBEST TECHNOLOGY INC.	67,969	33.80	38,985	29.72
XGI TECHNOLOGY INC. (Note B)	118,723	31.66	296,159	18.39
HIGHLINK TECHNOLOGY CORP. (Note D)	401,827	30.62	—	—
AMIC TECHNOLOGY CORP.	168,697	28.95	198,012	28.93
AFA TECHNOLOGY, INC.	50,425	27.45	54,610	30.46
U-MEDIA COMMUNICATIONS, INC.	29,019	26.26	45,360	26.25
MOBILE DEVICES INC.	33,794	26.16	64,138	27.33
EXCELLENCE OPTOELECTRONICS INC.	149,030	26.00	—	—
PARADE TECHNOLOGIES, LTD.	75,566	24.41	—	—
DAVICOM SEMICONDUCTOR, INC.	155,416	21.56	143,363	21.56

	As of June 30,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
CHIP ADVANCED TECHNOLOGY INC.	$21,490	21.47	$35,303	24.76
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.)	—	—	1,012,456	45.35
VISTAPOINT, INC.	—	—	10,773	41.38
APTOS (TAIWAN) CORP. (Note E)	—	—	258,257	26.38
ULI ELECTRONICS INC.	—	—	415,684	24.85
AMOD TECHNOLOGY CO., LTD.	—	—	9,662	20.00
PATENTOP, LTD. (Note B, F)	—	—	1,195	18.00

Subtotal	6,944,706		3,916,079

Total	$12,746,745		$18,638,444

Note A :	In the beginning of 2006 as the Group determined it did not have significant influence over the investee, and in compliance with the R.O.C. SFAS No. 34, the investment in the investee was classified as available-for-sale financial asset.

Note B :	The equity method was applied for investees in which the Group held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.

Note C :	In January 2006, the Company sold 58,500 thousand shares of HSUN CHIEH INVESTMENT CO., LTD. The share ownership decreased from 99.97% to 36.49%. As the company ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH INVESTMENT CO., LTD. was no longer treated as treasury stock. Consequently, the effect on the Company’s long-term equity investment and stockholders’ equity simultaneously amounted to NT$10,881 million.

Note D :	The book value of the Company’s investment in HIGHLINK TECHNOLOGY CORP. exceeded the net equity by NT$8 million. The equivalent amount of impairment has been accordingly recognized.

Note E :	As of September 1, 2005, the Company’s former investee, APTOS (TAIWAN) CORP. (accounted for under the equity method), merged into CHIPBOND TECHNOLOGY CORP. (accounted for as an available-for-sale financial asset). Three shares of APTOS (TAIWAN) CORP. were exchanged for one share of CHIPBOND TECHNOLOGY CORP.

Note F :	In the beginning of 2006, as the Group determined it did not have significant influence over the investee, and in compliance with the R.O.C. SFAS No. 34, the investment in the investee was classified as financial assets measured at cost.

b.	Total gain (loss) arising from investments accounted for under the equity method, based on the audited financial statements of the investees, were NT$296 million and NT$391 million for the six-month periods ended June 30, 2006 and 2005, respectively. Among which, investment income amounting to NT$473 million and NT$164 million for the six-month periods ended June 30, 2006 and 2005, respectively, and the related long-term investment balances of NT$6,018 million and NT$7,557 million as of June 30, 2006 and 2005, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	Pursuant to the amendments of the R.O.C. SFAS No. 5, “Accounting for Long-term Investments” effective on January 1, 2005, investment income (loss) of UWAVE TECHNOLOGY CORP., SERCOMM CORP., HARVATEK CORP., PATENTOP, LTD., UC FUND II, RIRA ELECTRONICS, INC., VISTAPOINT, INC., AFA TECHNOLOGY, INC., STAR SEMICONDUCTOR CORP., USBEST TECHNOLOGY INC., UCA TECHNOLOGY INC., CRYSTAL MEDIA INC., U-MEDIA COMMUNICATIONS, INC., AMOD TECHNOLOGY CO., LTD., SMEDIA TECHNOLOGY CORP., and AEVOE INC. were recognized based on the gain or loss incurred in the current period, instead of the prior period. As a result of the adoption of the amendment, the consolidated net income, and the basic earnings per share for the six-month period ended June 30, 2005 was reduced by NT$113 million and NT$0.01, respectively.

d.	The long-term equity investments were not pledged.

(12)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,901,659	$—	$1,901,659
Buildings	21,243,519	(6,427,320)	14,816,199
Machinery and equipment	400,335,575	(283,487,093)	116,848,482
Transportation equipment	90,084	(58,700)	31,384
Furniture and fixtures	2,919,197	(2,108,602)	810,595
Leasehold improvements	42,640	(39,388)	3,252
Construction in progress and prepayments	10,563,033	—	10,563,033

Total	$437,095,707	$(292,121,103)	$144,974,604

	As of June 30, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,306,418	$—	$1,306,418
Buildings	20,971,776	(5,564,858)	15,406,918
Machinery and equipment	375,094,399	(239,714,139)	135,380,260
Transportation equipment	89,510	(58,983)	30,527
Furniture and fixtures	2,639,260	(1,756,059)	883,201
Leasehold improvements	38,918	(38,164)	754
Construction in progress and prepayments	20,544,860	—	20,544,860

Total	$420,685,141	$(247,132,203)	$173,552,938

Total interest expense before capitalization amounted to NT$401 million and NT$838 million for the six-month periods ended June 30, 2006 and 2005, respectively.

Details of capitalized interest are as follows:

	For the six-month period ended June 30, 2006	For the six-month period ended June 30, 2005
Machinery and equipment	$—	$241,302
Other property, plant and equipment	—	2,922

Total interest capitalized	$—	$244,224

Interest rates applied	—	2.88%~4.20%

(13)	OTHER ASSETS-OTHERS

	As of June 30,
	2006	2005
Leased assets	$1,355,758	$1,363,681
Deposits-out	636,630	658,057
Others	142,629	295,264

Total	$2,135,017	$2,317,002

Please refer to Note 6 for deposits-out pledged as collateral.

(14)	SHORT-TERM LOANS

	As of June 30,
	2006	2005
Secured bank loans	$—	$31,936
Unsecured bank loans	340,518	1,813,379

Total	$340,518	$1,845,315

Interest rates	1.85%~5.94%	0.86%~3.82%

a.	The Group’s unused short-term lines of credits amounted to NT$12,788 million and NT$15,527 million as of June 30, 2006 and 2005, respectively.

b.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(15)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30
	2006	2005
Interest rate swaps	$633,039	$11,059
Derivatives embedded in exchangeable bonds	555,251	—
Forward contracts	640	17,076

Total	$1,188,930	$28,135

a.	During the six-month period ended June 30, 2006, net gain arising from the changes in fair value of financial liabilities at fair value through profit or loss, current, was NT$106 million.

b.	As of June 30, 2006, interest receivable arising from credit-linked deposits, as well as the derivative financial liabilities embedded therein, both amounted to NT$14 million. The resulting net value was therefore NT$0.

(16)	BONDS PAYABLE

	As of June 30
	2006	2005
Unsecured domestic bonds payable	$25,250,000	$30,500,000
Convertible bonds payable	17,884,222	6,576,586
Exchangeable bonds payable	3,101,961	3,097,240
Add: premiums on convertible bonds	6,205	15,746
Less: discounts on bonds payable	(120,985)	—

Subtotal	46,121,403	40,189,572
Less : Current portion	(12,921,369)	(5,250,000)

Net	$33,200,034	$34,939,572

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2000 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three annual installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AU OPTRONICS CORP.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$46.10 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of June 30, 2006 and 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$139 million and US$137 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the six-month period ended June 30, 2006 amounted NT$65 million and was recognized as gain on disposal of investment. No bonds were exchanged during the six-month period ended June 30, 2005.

e.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

f.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

g.	On March 25, 2002, the Company’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2006, UMCJ has reacquired and cancelled a total amount of JPY7,850 million and JPY7,650 million, respectively, of the bonds from the open market. There was no reacquisition during the six-month period ended June 30, 2006.

As of June 30, 2005, UMCJ has reacquired and cancelled a total amount of JPY7,690 million and JPY7,650 million, respectively, of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY1 million for the six-month period ended June 30, 2005 was recognized as other income.

h.	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

(c)	Conversion Period

At any time on or after January 5, 2004 and on or prior to November 11, 2013.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2006 and 2005, UMCJ has reacquired a total amount of JPY11,230 million and JPY8,030 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY17 million and JPY374 million for the six-month periods ended June 30, 2006 and 2005, respectively, was recognized as other income.

i.	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
2006 (3rd quarter and thereafter)	$5,000,000
2007	7,954,221
2008	22,861,174
2009	—
2010	7,500,000
2011 and thereafter	2,920,788

Total	$46,236,183

(17)	LONG-TERM LOANS

	As of June 30,
	2006	2005
Unsecured long-term loans	$—	$4,330,500
Less: Current portion	—	(1,082,625)

Net	$—	$3,247,875

Interest rates	—	0.8%~0.855%

Total long-term loans of the Company’s subsidiary, UMC JAPAN, was JPY15,000 million as of June 30, 2005.

(18)	PENSION FUND

Pension costs amounting to NT$364 million and NT$414 million were recognized for the six-month periods ended June 30, 2006 and 2005, respectively. The corresponding balances of the pension fund were NT$1,694 million and NT$1,061 million as of June 30, 2006 and 2005, respectively.

(19)	CAPITAL STOCK

a.	As of June 30, 2005, 22,000,000 thousand common shares were authorized to be issued and 17,779,431 thousand common shares were issued, each at a par value of NT$10.

b.	The Company has issued a total of 250,987 thousand ADSs which were traded on the NYSE as of June 30, 2005. The total number of common shares of the Company represented by all issued ADSs was 1,254,936 thousand shares (one ADS represents five common shares).

c.	On April 26, 2005 the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

d.	As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million was stock dividend and NT$1,973 million was employee bonus.

e.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 36,563 thousand shares were exercised during the six-month period ended June 30, 2005.

f.	As of June 30, 2006, 26,000,000 thousand common shares were authorized to be issued and 18,845,234 thousand common shares were issued, each at a par value of NT$10.

g.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 50,531 thousand shares were exercised during the six-month period ended June 30, 2006.

h.	On May 22, 2006 the Company cancelled 1,000,000 thousand shares of treasury stocks, which were bought back during the period from February 16, 2006 to April 11, 2006 for retainment of the company’s creditability and stockholders’ interests.

i.	As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 224,877 thousand new shares from capitalization of retained earnings and capital reserve that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was capital reserve.

j.	As of June 30, 2006, the Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE. The total number of common shares of the Company represented by all issued ADSs was 1,384,102 thousand shares (one ADS represents five common shares).

(20)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	608,181	$15.9
January 3, 2003	61,000	48,717	$17.9
November 26, 2003	57,330	47,430	$25.0
March 23, 2004	33,330	23,715	$23.2
July 1, 2004	56,590	46,140	$20.9
October 13, 2004	20,200	15,670	$18.0
April 29, 2005	23,460	18,790	$16.6
August 16, 2005	54,350	44,850	$21.9
September 29, 2005	51,990	48,875	$20.0
January 4, 2006	39,290	33,940	$18.3
May 22, 2006	42,058	40,598	$19.8

a.	A summary of the Company’s stock option plans, and related information for the six-month periods ended June 30, 2006 and 2005 are as follows:

	For the six-month period ended June 30,
	2006		2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	975,320	$17.5	973,858	$17.0
Granted	81,348	$19.1	23,460	$16.6
Exercised	(50,531)	$15.9	(36,563)	$15.9
Forfeited	(29,231)	$19.3	(15,064)	$17.9

Outstanding at end of period	976,906	$17.6	945,691	$17.0

	For the six-month period ended June 30,
	2006		2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Exercisable at end of period	502,264		357,276

Weighted-average fair value of options granted during the year (NTD)	$5.9		$6.0

b.	The information of the Company’s outstanding stock options as of June 30, 2006 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~ $17.9	656,898	0.7	$16.1	466,219	$16.1
2003.10.08	$20.9~ $25.0	117,285	2.1	$23.0	36,045	$24.4
2004.09.30	$16.6~ $21.9	128,185	3.4	$19.9	—	$—
2005.12.22	$18.3~ $19.8	74,538	4.1	$19.1	—	$—

		976,906	1.5	$17.6	502,264	$16.7

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the six-month periods ended June 30, 2006 and 2005 are NT$0. Pro forma information using the fair value method on consolidated net income and earnings per share is as follows:

	For the six-month period ended June 30, 2006
	Basic earnings per share	Diluted earnings per share
Consolidated net income	$18,337,788	$18,264,169
Earnings per share (NTD)	$1.01	$0.97
Pro forma consolidated net income	$18,147,409	$18,073,790
Pro forma earnings per share (NTD)	$1.00	$0.96

	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Consolidated net income	$1,817,700	$1,817,700
Earnings per share (NTD)	$0.10	$0.10
Pro forma consolidated net income	$1,741,162	$1,741,162
Pro forma earnings per share (NTD)	$0.09	$0.09

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the six-month periods ended June 30, 2006 and 2005: expected dividend yields of 1.37% and 1.63%; volatility factors of the expected market price of the Company’s common stock of 38.94% and 42.39%; risk-free interest rate of 2.09 % and 2.24%; and a weighted-average expected life of the options of 4.4 years.

(21)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the six-month periods ended June 30, 2006 and 2005. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of June 30, 2006
For transfer to employees	442,067	243,171	—	685,238
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of the Company’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,243,171	1,000,000	1,185,238

For the six-month period ended June 30, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of June 30, 2005
For transfer to employees	241,181	374,960	49,114	567,027

b.	According to the Securities and Exchange Law of the R.O.C., total shares of treasury stock should not exceed 10% of the Company’s stock issued. Total purchase amount should not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of shares of treasury stock that the Company could hold as of June 30, 2006 and 2005, was 1,884,523 thousand shares and 1,777,943 thousand shares while the ceiling of the amount was NT$80,233 million and NT$83,442 million, respectively. As of June 30, 2006 and 2005, the Company held 1,185,238 thousand shares and 567,027 thousand shares of treasury stock that amounted to NT$26,216 million and NT$13,768 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it entitle voting rights or receive dividends.

d.	As of June 30, 2006, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 21,846 thousand shares of the Company’s stock, with a book value of NT$19.40 per share. The closing price on June 30, 2006 was NT$19.40.

As of June 30, 2005, the Company’s subsidiaries, HSUN CHIEH INVESTMENT CO., LTD. and FORTUNE VENTURE CAPITAL CORP., held 543,732 thousand shares and 19,808 thousand shares, respectively, of the Company’s stock, with a book value of NT$23.19 and NT$8.68 per share, respectively. The average closing price of the Company’s stock during June 2005 was NT$23.19.

(22)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2005 and 2004 were approved at the shareholders’ meetings held on June 12, 2006 and June 13, 2005. The details of distribution are as follows:

	2005	2004
Cash dividend	$0.40 per share	$0.10 per share
Stock dividend	$0.05 per share	$1.03 per share
Employee bonus – cash (NTD thousands)	305,636	—
Employee bonus – stock (NTD thousands)	458,455	1,972,855
Remuneration to directors and supervisors (NTD thousands)	6,324	27,005

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve - excess from the merger in proportion to the ownership percentage - then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(23)	OPERATING COSTS AND EXPENSES

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2006			2005
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,758,861	$1,420,755	$5,179,616	$2,359,925	$1,507,749	$3,867,674
Labor and health insurance	269,519	98,155	367,674	273,356	114,108	387,464
Pension	274,871	89,604	364,475	303,806	110,497	414,303
Other personnel expenses	146,977	63,564	210,541	137,667	106,224	243,891
Depreciation	22,473,868	1,130,829	23,604,697	24,427,614	1,095,327	25,522,941
Amortization	106,526	839,356	945,882	805,371	1,084,808	1,890,179

The numbers of employees as of June 30, 2006 and 2005 were 13,457 and 13,702, respectively.

(24)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month period ended June 30,
	2006	2005
Income tax on pre-tax income at statutory tax rate	$5,012,988	$86,581
Permanent and temporary differences	(4,478,501)	(697,429)
Change in investment tax credit	(340,595)	6,476,843
Change in valuation allowance	79,728	(5,797,827)
Tax accrual	1,171,439	—
Estimated 10% income tax on unappropriated earnings	—	70,960
Adjustment of prior year’s tax expense	(15,684)	(1,518)
Income tax on interest revenue separately taxed	432	964
Others	(16,649)	(31,632)

Income tax expense	$1,413,158	$106,942

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2006		2005
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$14,024,212		$15,269,588
Depreciation difference on finance and tax	$184,795	74,357	$—	—
Loss carry-forward	15,931,330	4,732,244	18,444,803	5,013,438
Pension	3,052,004	762,700	2,977,320	744,892
Allowance on sales returns and discounts	746,888	188,003	382,310	95,578
Allowance for loss on obsolescence of inventories	795,498	198,875	889,259	222,315
Others	1,871,165	533,759	3,143,621	864,904

Total deferred income tax assets		20,514,150		22,210,715
Valuation allowance		(11,134,292)		(11,125,802)

Net deferred income tax assets		9,379,858		11,084,913

Deferred income tax liabilities
Unrealized exchange gain	(469,917)	(117,479)	(584,763)	(137,408)
Depreciation	(6,078,835)	(1,519,709)	(14,139,585)	(3,534,896)
Others	(2,381,102)	(615,984)	(110,135)	(44,539)

Total deferred income tax liabilities		(2,253,172)		(3,716,843)

Total net deferred income tax assets		$7,126,686		$7,368,070

Deferred income tax assets – current		6,242,469		5,463,547
Deferred income tax liabilities – current		(322,977)		(137,408)
Valuation allowance		(3,153,314)		(1,843,496)

Net		2,766,178		3,482,643

Deferred income tax assets – noncurrent		14,271,681		16,747,168
Deferred income tax liabilities – noncurrent		(1,930,195)		(3,579,435)
Valuation allowance		(7,980,978)		(9,282,306)

Net		4,360,508		3,885,427

Total net deferred income tax assets		$7,126,686		$7,368,070

c.	The Company’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the Tax Authority.

d.	Pursuant to the R.O.C. “Statutes for the Establishment and Administration of Science Park.”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansions in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

e.	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of June 30, 2006, the Group’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2006	$2,881,222	$2,881,222
2007	1,634,923	1,634,923
2008	6,298,040	6,298,040
2009	1,769,052	1,767,095
2010	1,442,932	1,442,932

Total	$14,026,169	$14,024,212

f.	As of June 30, 2006, the unutilized accumulated loss for the group was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,923,482	$6,516,775
2007	3,839,563	3,839,563
2008	251,748	251,748
2009	587,831	587,831
2010	370,534	370,534
2011	50,975	50,975
2012	3,505,919	3,505,919
2013	807,986	807,985

Total	$21,338,038	$15,931,330

g.	The balance of the Company’s imputation credit amounts as of June 30, 2006 and 2005 were NT$9 million and NT$55 million, respectively. The expected creditable ratio for 2005 and the actual creditable ratio for 2004 was 0% and 0.35%, respectively.

h.	The Company’s earnings generated prior to December 31, 1997, have been appropriated.

(25)	EARNINGS PER SHARE

a.	The Group’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, under consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month period ended June 30, 2006 and 2005, are disclosed as follows:

	For the six-month period ended June 30, 2006
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments	$20,497,565	$19,084,407	18,148,981	$1.13	$1.06
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.07)	(0.07)

Consolidated net income	19,309,050	17,895,892		1.06	0.99
Minority interests	441,896	441,896		0.02	0.02

Net income	$19,750,946	$18,337,788		$1.08	$1.01

Effect of dilution
Employee stock options	$—	$—	125,747
Convertible bonds payable	$(73,619)	$(73,619)	500,000
Earning per share-diluted:
Income from operations of continued segments	$20,423,946	$19,010,788	18,774,728	$1.09	$1.01
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Consolidated net income	19,235,431	17,822,273		1.03	0.95
Minority interests	441,896	441,896		0.02	0.02

Net income	$19,677,327	$18,264,169		$1.05	$0.97

	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments	$1,269,444	$1,162,502	18,477,495	$0.07	$0.07
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	1,156,546	1,049,604		0.06	0.06
Minority interests	768,096	768,096		0.04	0.04

Net income	$1,924,642	$1,817,700		$0.10	$0.10

	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Effect of dilution
Employee stock options	$—	$—	102,777
Earning per share-diluted:
Income from operations of continued segments	$1,269,444	$1,162,502	18,580,272	$0.07	$0.07
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	1,156,546	1,049,604		0.06	0.06
Minority interests	768,096	768,096		0.04	0.04

Net income	$1,924,642	$1,817,700		$0.10	$0.10

b.	Pro forma information on retroactively adjusted earnings per share, as if 2006 earnings and capital reserve transferred to common stock are distributed as follows:

	For the six-month period ended June 30, 2006
	Basic	Diluted
Net income	$18,337,788	$18,264,169

Weighted-average number of shares outstanding (increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%)	18,380,084	19,007,433

Earnings per share (NTD)	$1.00	$0.96

	For the six-month period ended June 30, 2005 (retroactively adjusted)
	Basic	Diluted
Net income	$1,817,700	$1,817,700

Weighted-average number of shares outstanding (increase in capital through 2006 retained earnings and capital reserve at proportion of 1.3%)	18,712,782	18,816,868

Earnings per share (NTD)	$0.10	$0.10

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee

TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.) (TOPPAN) (Disposed in March 2006)	Equity Investee

HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee

UNITECH CAPITAL INC.	Equity Investee

ITE TECH. INC.	Equity Investee

UNIMICRON TECHNOLOGY CORP.	Equity Investee

AMIC TECHNOLOGY CORP.	Equity Investee

PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee

APTOS (TAIWAN) CORP. (APTOS) (merged into CHIPBOND TECHNOLOGY CORP. on September 1, 2005)	Equity Investee

XGI TECHNOLOGY INC.	Equity Investee

HIGHLINK TECHNOLOGY CORP.	Equity Investee

FARADAY TECHNOLOGY CORP. (No longer an equity investee since January 1, 2006)	Equity Investee

NOVATEK MICROELECTRONICS CORP. (NOVATEK) (No longer an equity investee since January 1, 2006)	Equity Investee

SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director

DAVICOM SEMICONDUCTOR, INC.	Subsidiary’s equity investee

UWAVE TECHNOLOGY CORP. (formerly UNITED RADIOTEK INC.)	Subsidiary’s equity investee

UCA TECHNOLOGY INC.	Subsidiary’s equity investee

AFA TECHNOLOGY, INC.	Subsidiary’s equity investee

STAR SEMICONDUCTOR CORP.	Subsidiary’s equity investee

AEVOE INC.	Subsidiary’s equity investee

USBEST TECHNOLOGY INC.	Subsidiary’s equity investee

SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee

U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee

CHIP ADVANCED TECHNOLOGY INC.	Subsidiary’s equity investee

CRYSTAL MEDIA INC.	Subsidiary’s equity investee

ULI ELECTRONICS INC.	Subsidiary’s equity investee

NEXPOWER TECHNOLOGY CORP.	Subsidiary’s equity investee

MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
SIS	$1,878,351	3	$—	—
NOVATEK	—	—	2,714,397	6
Others	1,087,475	2	1,733,634	4

Total	$2,965,826	5	$4,448,031	10

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for domestic sales to related parties were month-end 30~90 days, while the terms for overseas sales were month-end 30~60 days. The collection period for third party was month-end 30~60 days.

b.	Notes receivable

	As of June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
HOLTEK	$68,752	42	$57,853	85
Others	2,128	2	—	—

Total	$70,880	44	$57,853	85

c.	Accounts receivable, net

	As of June 30,
	2006		2005
	Amount	Percentage	Amount	Percentage
SIS	$342,930	2	$466,767	4
Others	368,385	3	431,290	3

Total	711,315	5	898,057	7

Less: Allowance for sales returns and discounts	(18,652)		(88,329)
Less: Allowance for doubtful accounts	(5,981)		(6,941)

Net	$686,682		$802,787

d.	Other transactions

The Group has made several other transactions, including service charges, development expenses of intellectual property, subcontract expenses, and commissions etc., with related parties totaling approximately NT$3 million and NT$214 million for the six-month periods ended June 30, 2006 and 2005, respectively.

The Company has purchased approximately NT$105 million and NT$167 million of masks from TOPPAN during the six-months periods ended June 30, 2006 and 2005, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

The assets pledged of the Group were as follows:

As of June 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$525,846	Customs	Customs duty guarantee

As of June 30,2005

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$528,730	Customs	Customs duty guarantee

Restricted deposits (Time deposit)	569,400	The International Commercial Bank of China (Tokyo branch)	Short-term loans

Deposits-out (Time deposit)	2,500	The Farmer Bank of China	Payment guarantee

Total	$1,100,630

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.9 billion. Royalties and development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2006(3rd quarter thereafter)	$3,896,967
2007	2,005,773
2008	715,837
2009	502,237
2010	338,777
2011 and thereafter	—

Total	$7,459,591

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2006, these construction contracts have amounted to approximately NT$2.5 billion and the unpaid portion of the contracts was approximately NT$2.1 billion.

(3)	OAK Technology, Inc. (OAK) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by OAK against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first OAK ITC case). On October 27, 1997, OAK filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, OAK seeks damages in excess of US$750 million. The Company denied the material allegations of the complaint, and asserted counterclaims against OAK for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant OAK patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by OAK against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by OAK, the Company’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, the Company filed motions for summary judgment on each of OAK Technology’s claims against the Company. In that same period, OAK Technology filed motions seeking summary judgment on the Company’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by the Company. In May 2005, the Court issued the following orders: (i) granting the Company’s motion for summary judgment on OAK Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part the Company’s motion for summary judgment on OAK Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by the Company for summary judgment on OAK Technology’s fraud claim based on alleged patent invalidity; (iv) granting OAK Technology’s motion for summary judgment on the Company’s fraudulent concealment claims; and (v) granting a motion by OAK Technology for summary judgment on certain of the Company’s defenses. On February 9, 2006, the parties entered a settlement agreement in which the Company, OAK and ZORAN (the successor to OAK) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on the Company.

(4)	The Group entered into several operating lease contracts for lands and offices. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006 (3rd quarter thereafter)	$120,948
2007	205,550
2008	199,054
2009	182,750
2010	180,294
2011 and thereafter	1,741,096

Total	$2,629,692

(5)	UMC JAPAN has entered into operating lease contracts for machinery and equipment. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006 (3rd quarter thereafter)	$244,521
2007	1,814,473

Total	$2,058,994

(6)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(7)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(8)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was rejected by the Execution Yuan, R.O.C. on February 21, 2006 and the R.O.C. FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the R.O.C. FSC with Taipei High Administrative Court on April 14, 2006. As of June 30, 2006, the result of such reconsideration and administrative action has not been finalized.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, the consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to indictment regarding to such case.

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. This case is waiting for the Executive Yuan’s decision.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	The holding company of Hejian offered 105,500 thousand shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow the Company to acquire and exercise.

(2)	Based on the resolution of the board of directors meeting held on May 22, 2006, and approved by the R.O.C. Investment Commission, the Company would invest US$67.5 million in the MEGA MISSION LIMITED PARTNERSHIP fund. The R.O.C. Investment Commission approved the investment on June 29, 2006 and the payment was paid on July 21, 2006.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose is to avoid the interest rate risk and foreign currency exchange risk arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sells the same amount of foreign currency with hedged items through forward contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of June 30,
	2006		2005
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$104,638,721	$104,638,721	$82,445,691	$82,445,691
Financial assets at fair value through profit or loss, current	1,506,063	1,506,063	2,286,070	2,053,693
Available-for-sale financial assets, current	—	—	969,623	1,308,155
Held-to-maturity financial assets, current	779,456	779,456	63,080	63,080
Notes and accounts receivable	16,149,226	16,149,226	13,045,757	13,045,757
Restricted deposits	—	—	569,400	569,400
Financial assets at fair value through profit or loss, noncurrent	460,663	460,663	—	—
Available-for-sale financial assets, noncurrent	42,265,703	42,265,703	7,620,632	25,300,913
Held-to-maturity financial assets, noncurrent	340,200	340,200	1,409,258	1,409,258
Financial assets measured at cost, noncurrent	5,820,121	5,820,121	6,414,547	6,414,547
Long-term investments accounted for under the equity method	12,746,745	18,553,433	18,638,444	30,081,698
Deposits-out	636,630	636,630	658,057	658,057

Financial Liabilities
Non-derivative
Short-term loans	$340,518	$340,518	$1,845,315	$1,845,315
Payables	25,755,247	25,755,247	16,623,911	16,623,911
Capacity deposits (current portion)	892,482	892,482	649,633	649,633
Bonds payable (current portion included)	46,121,403	46,669,976	40,189,572	40,689,650
Long-term loans (current portion included)	—	—	4,330,500	4,330,500

	As of June 30,
	2006		2005
	Book Value	Fair Value	Book Value	Fair Value
Financial Liabilities Derivative
Interest rate swaps	$633,039	$633,039	$11,059	$578,783
Derivatives embedded in exchangeable bonds	555,251	555,521	—	—
Forward contracts	640	640	17,076	17,076

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book value of short-term financial instruments approximates to fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is based on the quoted market price.

iii.	The fair value of held-to-maturity financial assets is based on the quoted market price. If the market price is unavailable, the Company estimates the fair value based on the book value as the held-to-maturity financial assets consist principally of credit-linked deposit agreements with maturity dates of less than two years, as well as bonds that can be easily liquidated in the secondary market.

iv.	The fair value of deposits-out is based on the book value since the deposit periods are principally within one year and renewed upon maturity.

v.	The fair value of bonds payable is determined by the market values.

vi.	The fair value of derivative financial instruments is based on the amount the Company expects to receive or to pay assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	2006.06.30	2005.06.30	2006.06.30	2005.06.30
Non-derivative Financial Instruments
Financial assets
Financial assets at fair value through profit or loss, current	$1,506,063	$2,053,693	$—	$—
Available-for-sale financial asset, current	—	1,308,155	—	—
Financial assets at fair value through profit or loss, noncurrent	460,663	—	—	—
Available-for-sale financial assets, noncurrent	42,265,703	25,300,913	—	—
Long-term investments accounted for under the equity method	18,553,433	30,081,698	—	—

Financial liabilities
Bonds payable (current portion included)	46,669,976	40,689,650	—	—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	—	—	633,039	578,783
Derivatives embedded in exchangeable bonds	—	—	555,251	—

d.	The Company recognized a gain in NT$99 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the six-month period ended June 30, 2006.

e.	The Company’s financial liability with cash flow interest rate risk exposure as of June 30, 2006 amounted to NT$633 million.

f.	During the six-month period ended June 30, 2006, total interest revenue and interest expense for financial assets or liabilities that are not at fair value through profit or loss were NT$755 million and NT$401 million.

(4)	The Company and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2006 The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05

SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

As of June 30, 2005 The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
UMC JAPAN European Convertible Bonds	JPY	600 million	2007.11.29
CHING FENG HOME FASHIONS CO., LTD. European Convertible Bonds	USD	2 million	2005.12.19
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29
UMC JAPAN European Convertible Bonds	JPY	400 million	2007.11.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2006 and 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

As of June 30, 2006

The Company did not hold any forward contracts as of June 30, 2006.

UMC Japan

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 3 million	June 14, 2006 to July 31, 2006

As of June 30, 2005 The Company

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 108 million	June 10, 2005 to July 29, 2005

Forward contracts	Buy JPY 9 million	June 13, 2005 to July 1, 2005

UMC Japan

Type	Notional Amount	Contract Period

Forward contracts	Sell USD 2.1 million	June 14, 2005 to July 29, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The Company

As of June 30, 2006 and 2005, the interest rate swap agreements were classified as current liabilities amounting NT$633 million and NT$11 million, respectively.

As of June 30, 2005, the balance of current liabilities arising from forward contracts was NT$16 million and related exchange loss of NT$170 million for the six-month period ended June 30, 2005 was recorded under non-operating expenses.

UMC JAPAN

As of June 30, 2006 and 2005, the balance of current liabilities arising from forward contracts were both JPY$2 million and related exchange gain of JPY$24 million and JPY$51 million were recorded under non-operating revenue for the six-month periods ended June 30, 2006 and 2005, respectively.

(6)	Others

Significant intercompany transactions among consolidated entities for the six-month period ended June 30, 2006 and 2005, are disclosed in Attachment 1.

(7)	Details of subsidiaries that hold the Company’s stocks are as follows:

As of June 30, 2006

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE	21,846	$423,820	Long-term investment

As of June 30, 2005

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
HSUN CHIEH	543,732	$29,592,654	Long-term investment
FORTUNE	19,808	171,857	Long-term investment

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFC requirements:

a.	Financing provided to others for the six-month period ended June 30, 2006: please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2006: please refer to Attachment 3.

c.	Securities held as of June 30, 2006: please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006: please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2006: please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2006: please refer to Attachment 10.

j.	Financial instruments and derivative transactions: please refer to Note 10

(2)	Investment in Mainland China

None.

ATTACHMENT-1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

For the six-month period ended June 30, 2006

No. (Note 1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$24,239,799	Note 4	44.89%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,493,569	—	1.54%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Other current liabilities	648,200	—	0.18%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	4,349,907	Note 4	8.06%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,366,652	—	0.38%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,268,821	Note 4	2.35%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	480,630	—	0.13%
0	UNITED MICROELECTRONICS CORPORATION	TLC CAPITAL CO., LTD.	1	Long-term investments accounted for under the equity method	3,000,000	—	0.84%

ATTACHMENT-1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

For the six-month period ended June 30, 2005

No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$18,179,163	Note 4	39.29%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	3,550,827	—	1.07%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Other current liabilities	632,800	—	0.19%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	3,818,862	Note 4	8.25%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	704,927	—	0.21%
0	UNITED MICROELECTRONICS CORPORATION	UMCI LTD.	1	Purchase	1,244,347	Note 5	2.69%
0	UNITED MICROELECTRONICS CORPORATION	FORTUNE VENTURE CAPITAL CORP.	1	Long-term investments accounted for under the equity method	326,071	—	0.10%
0	UNITED MICROELECTRONICS CORPORATION	SILICON INTEGRATED SYSTEMS CORP.	1	Sales	1,433,057	Note 4	3.10%

Note 1:	The Company and its subsidiaries are coded as follows:
1. The Company is coded “0”.
2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 4:	The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales was net 45~60 days, while the terms for domestic sales were month-end 45 days.
Note 5:	The purchase price to the above related parties was determined through mutual agreement based on the market conditions. The terms for related parties were net 60 days.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter- party	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counter- party	Limit of total financing amount
											Item	Value

1	UMC GROUP (USA)	Former Employees	Receivable from employees	USD 691	USD 691	7%	Note 2	—	Employee loan	—	Securities	Lower	N/A	N/A

Note 1:	The Company and its subsidiaries are coded as follows:
1. The Company is coded “0”.
2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2 :	Need for short-term financing.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note 1)	Endorsor/Guarantor	Receiving party	Relationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UMC	UMC JAPAN	2	$7,718,669	JPY 10,400,000	$2,247,255	$—	0.83%	$75,380,936

Note 1:	The Company and its subsidiaries are coded as follows:
1. The Company is coded “0”.
2. The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.
Note 2:	According to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. An investee company that has a business relationship with UMC.
2. A subsidary in which UMC holds directly over 50% of equity interest.
3. An investee in which UMC and its subsidaries hold over 50% of equity interest.
4. An investee in which UMC holds directly and indirectly over 50% of equity interest.
5. An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.
Note 3:	Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of receiving party’s capital stock or 10% of UMC’s capital stock.
Note 4:	Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock as of June 30, 2006.

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship		June 30, 2006				Shares as collateral (thousand)
			Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	60	$192,658	—	$192,658	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, current	380	46,721	—	46,721	None
Convertible bonds	TATUNG CO.	—	Financial assets at fair value through profit or loss, current	582	74,060	—	74,060	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,254	66,059	—	66,059	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets at fair value through profit or loss, current	1,605	78,090	—	78,090	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	234,394	—	234,394	None
Stock	SILICONWARE PRECISION INDUSTRIES	—	Financial assets at fair value through profit or loss, current	10,532	419,162	—	419,162	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	3,185	41,723	—	41,723	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	14,791	298,786	—	298,786	None
Fund	FGIT ASIA PACIFIC GROWTH FUND	—	Financial assets at fair value through profit or loss, current	500	4,525	—	4,525	None
Fund	SINOPAC GLOBAL FIXED INCOME PORTFOLIO FUND	—	Financial assets at fair value through profit or loss, current	5,000	49,885	—	49,885	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	803,681	100.00	803,681	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	276,285	100.00	268,671	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	74,000	2,140,698	100.00	2,140,698	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	1,000	12,865	100.00	12,865	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	23	100.00	23	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	6,030,797	100.00	6,030,797	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	6,332,605	99.99	6,923,442	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED	MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	60,701	$252,208	86.72	$252,208	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	6,134,625	50.09	5,399,383	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	277,379	49.99	277,379	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	746,830	42.00	746,830	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,069,373	36.49	3,918,943	None
Stock	THINTEK OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	8,345	11,837	27.82	11,837	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	51,428	922,620	24.67	3,111,364	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	347,675	22.04	511,239	None
Stock	UNIMICRON TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	196,472	4,531,744	20.40	8,291,134	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	28,500	251,430	18.99	251,430	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	8,758	65,721	16.50	65,721	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	53,403	11.86	79,091	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	51,973	2,900,111	17.95	2,900,111	None
Stock	PIXTECH, INC.	—	Available-for-sale financial assets, noncurrent	9,883	639	17.63	639	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	153,219	16.60	153,219	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	219,092	3,571,199	16.13	3,571,199	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	54,125	8,497,629	11.71	8,497,629	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	37,221	1,202,252	10.12	1,202,252	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	9,006	$450,308	4.87	$450,308	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	40,757	12,227,182	4.72	12,227,182	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	15,661	4.40	15,661	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	11,807	378,994	4.36	378,994	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	10,995	210,558	3.57	210,558	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	32,693	889,256	3.42	889,256	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,008	20,077	2.67	20,077	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	75,986	3,472,570	1.30	3,472,570	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,289,065	0.86	2,289,065	None
Stock	PREMIER IMAGE TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	3,497	169,604	0.60	169,604	None
Stock-Preferred stock	CHINATRUST FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	4,810	209,716	—	209,716	None
Stock-Preferred stock	TAIWAN CEMENT CORP.	—	Available-for-sale financial assets, noncurrent	44,530	1,206,763	—	1,206,763	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.95	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,520	172,800	4.81	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	338,322	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	169,160	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	70,000	$657,933	100.00	$657,933	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	38,466	49.00	38,466	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,187	49,386	44.29	44,736	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	59,312	43.40	49,928	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	800	6,672	40.00	6,672	None
Stock	AEVOE INC.	Investee company	Long-term investments accounted for under the equity method	1,500	6,346	39.47	6,346	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	10,212	36,169	36.83	30,692	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	87,462	30.00	36,450	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	33,542	29.79	31,977	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	4,746	56,540	27.92	54,247	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	2,265	7,063	25.39	7,063	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	38,749	25.36	31,312	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,414	45,476	23.75	31,743	None
Stock	DAVICOM SEMICONDUCTOR, INC.	Investee company	Long-term investments accounted for under the equity method	13,798	155,416	21.56	155,416	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,150	27,802	21.05	24,688	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	5,000	23,215	21.01	23,215	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	115,294	17.09	114,011	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EXCELLENCE OPTOELECTRONICS INC.	Investee company	Long-term investments accounted for under the equity method	8,529	$85,291	14.88	$71,092	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	2,594	16,593	13.99	9,165	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	6,281	39,795	11.84	47,134	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	17.05	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	60,848	16.07	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	1,900	7,543	13.01	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,487	11,891	12.02	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	5,040	49,280	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	530	5,121	10.60	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	10,994	113,017	10.47	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	9.50	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.92	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	$17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	13,600	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,742	16,444	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,045	14,165	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,975	12,425	4.84	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	6,000	35,220	4.74	Note	None
Stock	PROSYS TECHNOLOGY INTEGRATION, INC.	—	Financial assets measured at cost, noncurrent	372	4,224	4.13	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,356	24,931	4.04	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,317	102,459	3.90	Note	None
Stock	IBT VENTURE CO.	—	Financial assets measured at cost, noncurrent	7,614	76,142	3.81	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	$24,419	3.56	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	3.45	N/A	None
Stock	ZYDAS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000	7,250	3.20	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,750	11,325	2.93	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	47,450	2.50	Note	None
Stock	TAIMIDE TECH., INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.83	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,070	15,590	1.78	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II	—	Financial assets measured at cost, noncurrent	—	38,855	0.99	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	1,620	0.83	Note	None
Stock-Preferred stock	INTEGRANT TECHNOLOGIES, INC.	—	Financial assets measured at cost, noncurrent	240	34,413	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	11,543	1,869,901	13.25	1,869,901	None
Stock	AVERLOGIC TECHNOLOGIES CORP.	—	Available-for-sale financial assets, noncurrent	1,051	13,564	3.53	13,564	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	1,320	50,941	3.33	50,941	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	850	49,317	1.30	49,317	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	4,361	$140,863	1.19	$140,863	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	2,097	67,324	0.78	67,324	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	21,846	423,820	0.12	423,820	None
Convertible bonds	ALPHA NETWORKS INC.	—	Financial assets at fair value through profit or loss, noncurrent	300	33,000	—	33,000	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	258	31,721	—	31,721	None

TLC CAPITAL CO., LTD.
				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	HIGHLINK TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	17,460	$150,397	11.63	$154,030	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	7,944	193,834	6.53	193,834	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	18,330	351,027	5.95	351,027	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,658	154,141	4.07	154,141	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	103,508	3.92	103,508	None
Stock	JESS-LINK PRODUCTS CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,609	69,992	1.85	69,992	None
Stock	TXC CORP.	—	Available-for-sale financial assets, noncurrent	3,458	142,469	1.83	142,469	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	4,546	146,836	1.24	146,836	None
Stock	ARIMA COMPUTER CORP.	—	Available-for-sale financial assets, noncurrent	10,660	83,041	0.98	83,041	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	TATUNG CO.	—	Available-for-sale financial assets, noncurrent	39,622	$532,916	0.94	$532,916	None
Stock	HUNG SHENG CONSTRUCTION LTD.	—	Available-for-sale financial assets, noncurrent	3,300	80,520	0.59	80,520	None
Stock	PROMOS TECHNOLOGIES INC.	—	Available-for-sale financial assets, noncurrent	13,500	158,625	0.27	158,625	None
Stock	GOLDSUN DEVELOPMENT& CONSTRUCTION CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,000	43,950	0.26	43,950	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	—	Available-for-sale financial assets, noncurrent	950	32,300	0.18	32,300	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	16,525	216,478	0.15	216,478	None
Stock	SANYANG INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	900	14,535	0.11	14,535	None
Stock	PRINCE HOUSING & DEVELOPMENT CORP.	—	Available-for-sale financial assets, noncurrent	580	8,120	0.07	8,120	None
Convertible bonds	EPITECH TECHNOLOGY CORP.	—	Financial assets at fair value through profit or loss, noncurrent	2,500	302,500	—	302,500	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380	46,721	—	46,721	None

UNITRUTH INVESTMENT CORP.

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	EXCELLENCE OPTOELECTRONICS INC.	Investee company	Long-term investments accounted for under the equity method	6,374	$63,739	11.12	$53,128	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	29,154	10.00	12,150	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	14,392	9.42	11,630	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	800	2,495	8.97	2,495	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2006				Shares as collateral (thousand)
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	$15,954	8.46	$9,085	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,386	4,897	7.48	4,897	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	10,231	6.10	7,013	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,000	11,429	5.88	11,429	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,804	5.25	5,804	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	5,992	5.11	5,992	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	3,907	4.69	3,907	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	4,392	4.35	4,392	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	4,949	3.70	4,949	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	1,760	13,207	3.32	13,207	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	460	3,220	9.20	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,420	62,427	5.16	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	4.79	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.75	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,800	11,322	4.41	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	600	$2,382	4.11	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,005	13,416	4.01	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,226	17,747	3.65	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	2,750	16,142	2.17	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,300	5,889	2.08	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000	14,570	1.67	Note	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets at fair value through profit or loss, noncurrent	380	46,721	—	46,721	None

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	313	100.00	USD	313	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,399	100.00	USD	1,399	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	4,193	35.45	USD	4,193	None
Stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	2,339	24.41	USD	1,435	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720	USD	38	18.00		Note	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006					Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	MAXXAN SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	2,537	USD	1,281	—	N/A	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—	N/A	None
Stock-Preferred stock	SPREADTRUM COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,581	USD	1,250	—	N/A	None
Stock-Preferred stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,203	USD	4,000	—	N/A	None
Stock-Preferred stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	4,576	USD	3,500	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,066	USD	4,053	—	N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750	USD	500	—	N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	1,474	USD	2,580	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	3,125	USD	4,000	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	2,850	USD 2,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD 3,000	—	N/A	None
Stock-Preferred stock	REALLUSION HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD 555	—	N/A	None
Fund	TAIWAN ASIA PACIFIC VENTURE FUND	—	Financial assets measured at cost, noncurrent	66	USD 159	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	1,000	USD 712	—	N/A	None

UNITED MICRODISPLAY OPTRONICS CORP.

Type of securities	Name of securities	Relationship	Financial statement account	June 30, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	THINTEK OPTRONICS CORP.	Investee of UMC and UMO	Long-term investments accounted for under the equity method	9,999	$14,183	33.33	$14,183	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2006.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED	MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	800	$340,912	—	$—	800	$309,884 (Note 4)	$271,600	$38,284	—	$—
Convertible bonds	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	8,000	310,099	—	—	8,000	291,714 (Note 4)	270,120	21,594	—	—
Convertible bonds	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	10,000	402,375	—	—	10,000	434,127 (Note 4)	322,200	111,927	—	—
Convertible bonds	QUANTA STORAGE INC.	Financial assets at fair value through profit or loss, current	Open market	—	4,500	144,191	—	—	4,500	144,342 (Note 5)	152,778	(8,436)	—	—
Convertible bonds	TATUNG CO.	Financial assets at fair value through profit or loss, current	Open market	—	—	—	982	111,540	400	53,769	45,434	8,335	582	74,060
Stock	SAMSON HOLDING LTD.	Financial assets at fair value through profit or loss, current	Open market	—	37,872	565,344	—	—	37,872	581,041	456,571	124,470	—	—
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	3,700	170,385	6,832	291,714 (Note 4)	—	—	—	—	10,532	419,162
Stock	ACTION ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	—	—	14,791	434,127 (Note 4)	—	—	—	—	14,791	298,786
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	53,916	20,865,597	—	—	13,159	5,089,758	149,720	4,930,365 (Note 6)	40,757	12,227,182
Stock	KING YUAN ELECTRONICS CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	23,040	828,272	9,653	309,884 (Note 4)	—	—	—	—	32,693	889,256
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	23,729	716,630	13,492	296,823	—	—	—	—	37,221	1,202,252

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED	MICROELECTRONICS CORPORATION

Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Beginning balance			Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Long-term investments accounted for under the equity method	HSIEH YONG CAPITAL CO., LTD.	—	92,124	$(3,169,837 (Note 7	) )	—	$—	58,500	$6,521,580	$5,865,917	$13,152,475 (Note 8)	33,624	$4,069,373
Stock	TOPPAN PHOTOMASKS TAIWAN LTD.	Long-term investments accounted for under the equity method	TAIWAN TOPPAN PHOTOMASKS GLOBAL INVESTMENT CO., LTD.	—	106,621	1,063,671		—	—	106,621	1,279,449	1,053,204	197,633 (Note 9)	—	-
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	—	—		28,500	285,000	—	—	—	-	28,500	251,430 (Note 10)
Stock	UMC JAPAN	Long-term investments accounted for under the equity method	Open market	—	484	6,341,144		12	132,462	—	—	—	-	496	6,134,625 (Note 11)
Stock	TLC CAPITAL CO., LTD.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	300,000	2,991,258		300,000	3,000,000	—	—	—	-	600,000	6,030,797 (Note 12)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the R.O.C. SFAS No. 34, “Accounting for Financial Instruments”, is applied.
Note 4:	Exercise of conversion rights of the Company’s convertible bond classified as “Financial assets at fair value through profit or loss” on the balance sheet.
Note 5:	Exercise of call back rights of the Company’s convertible bond classified as “Financial assets at fair value through profit or loss” on the balance sheet.
Note 6:	The gain/loss on disposal of investment includes adjustments to long-term investment capital reserve of NT$(9,673) thousand.
Note 7:	The ending balance of NT$(3,169,837) thousand is computed by deducting the Company’s stock held by Hsun Chieh (therefore accounted for as treasury stock) of NT$20,137,403 thousand from the Company’s long-term investment beginning balance in Hsun Chieh of NT$16,967,566 thousand.
Note 8:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$14,149,221 thousand, cumulative translation adjustments of NT$(8,157) thousand, unrealized loss of available for sale NT$(1,644,252) thousand.
Note 9:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$(28,612) thousand.
Note 10:	The ending balance includes impairment loss of NT$(7,774) thousand and long-term investment loss of NT$(25,796) thousand.
Note 11:	The ending balance includes long-term investment loss of NT$(395,174) thousand, long-term investment capital reserve adjustment of NT$1 thousand and cummulative translation adjustments of NT$56,192 thousand.
Note 12:	The ending balance includes long-term investment loss of NT$70,061 thousand, long-term investment capital reserve adjustment of NT$2,466 thousand and unrealized loss on financial assets of NT$(32,988) thousand.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal					Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	ULI ELECTRONICS INC.	Long-term investments accounted for under the equity method	NVIDIA BVI HOLDINGS LTD.	—	12,655	$252,307	—	$—	12,655	$240,451	$252,307	$(11,607 (Note 2	) )	—	$—
Stock	UNITRUTH INVESTMENT CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	Subsidiary	40,000	366,683	30,000	300,000	—	—	—	—		70,000	657,933 (Note 3)
Stock	TRIDENT MICROSYSTEMS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	255	150,565	—	—	255	218,469	71,775	146,694		—	—
Stock	SIRF TECHNOLOGY HOLDINGS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	181	176,419	—	—	181	185,353	24,652	160,701		—	—
Stock	SIMPLO TCHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	1,090	92,999	1,090	104,173	92,999	11,174		—	—
Stock	RECHI PRECISION CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	5,000	133,500	461	—	5,461	111,552	93,633	17,919		—	—

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	The loss on disposal of investment includes cumulative translation adjustments of NT$249 thousand.
Note 3:	The ending balance includes long-term investment loss of NT$(17,680) thousand, capital reserve adjustments of NT$8,816 thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$(194) thousand, retained earning adjustments of NT$352 thousand and unrealized loss of available-for-sale financial assets of NT$(44) thousand.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note)
Stock	SERCOMM CORP.	Available-for-sale financial assets, noncurrent	Open market	—	2,867	$75,499	5,077	$126,954	—	$—	$—	$—	7,944	$193,834
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	16,525	207,119	—	—	—	—	16,525	216,478
Stock	PROMOS TECHNOLOGIES INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	13,500	169,725	—	—	—	—	13,500	158,625
Stock	TATUNG CO.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	47,372	583,045	7,750	102,124	95,385	6,739	39,622	532,916
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	4,546	131,108	—	—	—	—	4,546	146,836
Stock	TXC CORPORATION	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,458	137,176	—	—	—	—	3,458	142,469
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Open market	—	—	—	2,500	250,000	—	—	—	—	2,500	302,500

Note:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Name of properties	Transaction date	Transaction amount	Payment status	Counter- party	Relationship	Where counter-party is a related party, details of prior transactions				Price reference	Date of acquisition and status of utilization	Other commitments
						Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount

None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter- party	Relationship	Reason of disposal	Price reference	Other commitments

None

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Related party	Relationship	Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales		$24,239,799	48.35	Net 60 Days	N/A	N/A		$5,493,509	40.71
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales		4,349,907	8.68	Net 60 Days	N/A	N/A		1,366,652	10.13
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales		1,712,656	3.42	Month-end 45 Days	N/A	N/A		342,930	2.54
UMC JAPAN	Investee company	Sales		1,268,821	2.53	Net 60 Days	N/A	N/A		480,630	3.56
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales		382,129	0.76	Month-end 60 Days	N/A	N/A		146,740	1.09
ITE TECH. INC.	Investee company	Sales		127,516	0.25	Month-end 45 Days	N/A	N/A		44,560	0.33
AFA TECHNOLOGY, INC.	Subsidiary’s investee company	Sales		111,202	0.22	Month-end 45 Days	N/A	N/A		26,921	0.20

UNITED MICROELECTRONICS (EUROPE) B.V.

Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	135,357	100.00	Net 60 Days	N/A	N/A	USD	42,300	100.00

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

Related party	Relationship	Transactions					Transaction details for non-arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	752,330	100.00	Net 60 Days	N/A	N/A	USD	170,027	100.00

UMC JAPAN

Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes and accounts receivable (payable)
		Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	4,433,639	51.56	Net 60 Days	N/A	N/A	JPY	1,694,691	25.40

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Related party	Relationship	Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
		Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$—	$5,493,509	$60	$5,493,569	9.64	$—	—	$962,822	$72,466
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	1,366,652	71	1,366,723	9.10	13,779	Credit Collecting	870,791	25,958
UMC JAPAN	Investee company	—	480,630	1,496	482,126	6.23	—	—	16,531	8,067
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	342,930	1,252	344,182	4.34	7,934	Credit Collecting	13	3,488
HOLTEK SEMICONDUCTOR INC.	Investee company	68,752	77,988	—	146,740	5.77	—	—	61,575	778

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment (Note 1)				Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$803,681	$63,954	$63,954
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	276,285	2,954	2,954
UMC CAPITAL CORP.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	74,000	74,000	100.00	2,140,698	118,473	118,473
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	1,000	100.00	12,865	(1,109)	(1,109)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	23	15,365	15,365	Note 2
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		3,000,000	600,000	100.00	6,030,797	70,061	70,061
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	6,332,605	310,861	310,857
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,008,078		1,008,078	60,701	86.72	252,208	(89,858)	(77,921)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,537,634	496	50.09	6,134,625	(805,618)	(395,174)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	277,379	(41,929)	(20,964)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	746,830	148,133	62,216
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		921,241	33,624	36.49	4,069,373	(32,514)	(26,105)
THINKTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, production and sales		83,451		35,650	8,345	27.82	11,837	(50,243)	(13,976)
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		357,628		357,628	51,428	24.67	922,620	518,657	101,343
ITE TECH INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.04	347,675	95,524	13,279
UNIMICRON TECHNOLOGY CORP.	Taoyuan, Taiwan	PCB production		2,592,013		2,592,013	196,472	20.40	4,531,744	2,146,367	423,646

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Investee company	Address	Main businesses and products	Initial Investment (Note 1)		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$285,000	$—	28,500	18.99	$251,430	$(140,939)	$(25,796)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production	248,795	248,795	8,758	16.50	65,721	(101,042)	(16,687)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	135,000	135,000	16,200	11.86	53,403	(138,160)	(11,625)

Note 1: Initial investment amounts denominated in foreign currencies are expressed in thousands.

Note 2: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCI Ltd. were transferred to the Branch as of April 1, 2005.

FORTUNE VENTURE CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding	$700,000	$400,000	70,000	100.00	$657,933	$(17,680)	$(17,680)
ANOTO TAIWAN CORP.	Taoyuan, Taiwan	Tablet transmission systems and chip-set	39,200	—	3,920	49.00	38,466	(1,498)	(734)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	85,471	85,471	10,187	44.29	49,386	(43,424)	(19,231)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	99,311	49,311	11,285	43.40	59,312	(40,898)	(17,369)
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	8,000	800	40.00	6,672	(3,278)	(1,310)
AEVOE INC.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	39.47	6,346	(822)	(324)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	91,194	44,129	10,212	36.83	36,169	(46,225)	(14,002)
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	90,000	—	6,000	30.00	87,462	(15,618)	(2,538)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia association processor	$93,478	$90,240	9,045	29.79	$33,542	$(70,698)	$(21,039)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	54,208	54,208	4,746	27.92	56,540	(5,186)	(1,448)
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	17,206	17,206	2,265	25.39	7,063	(9,444)	(2,398)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	—	3,500	25.36	38,749	(14,541)	(1,151)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	68,621	53,340	6,414	23.75	45,476	(49,411)	(11,881)
DAVICOM SEMICONDUCTOR, INC.	Hsinchu Science Park, Taiwan	Design of communication IC	134,251	134,251	13,798	21.56	155,416	35,608	4,750
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	51,500	50,000	5,150	21.05	27,802	(64,396)	(13,629)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	45,750	45,750	5,000	21.01	23,215	(27,037)	(6,004)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.09	115,294	(138,160)	(16,751)
EXCELLENCE OPTOELECTRONICS INC.	Hsinchu Science Park, Taiwan	LED Packaging	85,291	—	8,529	14.88	85,291	(29,077)	—
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	32,128	32,128	2,594	13.99	16,593	(44,647)	(6,281)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	6,281	11.84	39,795	(101,042)	(10,949)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$174,596	$221,920	17,460	11.63	$150,397	$(140,939)	$(20,425)

UNITRUTH INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
EXCELLENCE OPTOELECTRONICS INC.	Hsinchu, Taiwan	LED Packaging	$63,739	$—	6,374	11.12	$63,739	$(29,077)	$—
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	30,000	—	2,000	10.00	29,154	(15,618)	(846)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	14,820	—	1,300	9.42	14,392	(14,541)	(428)
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	4,688	4,688	800	8.97	2,495	(9,444)	(847)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	8.46	15,954	(70,698)	(6,010)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	8,732	8,732	1,386	7.48	4,897	(44,647)	(3,356)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	5,390	1,585	6.10	10,231	(40,898)	(2,508)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	8,760	8,760	1,000	5.88	11,429	(5,186)	(305)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	13,800	13,800	1,250	5.25	5,804	(27,037)	(1,501)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip	11,463	11,463	1,250	5.11	5,992	(64,396)	(3,335)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	6,617	6,617	1,300	4.69	3,907	(46,225)	(2,436)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	4,392	(43,424)	(1,888)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	$5,600	$5,600	1,000	3.70	$4,949	$(49,411)	$(1,836)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	1,760	3.32	13,207	(101,042)	(3,355)

UMC	CAPITAL CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2006				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	313	USD	17	USD	17	1
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,399	USD	135	USD	135	1
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,193	USD	366	USD	130	1
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	24.41	USD	2,339	USD	(667)	USD	(163)	1

Note 1: Amounts denominated in foreign currencies are expressed in thousands.

UNITED MICRODISPLAY OPTRONICS CORP.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2006			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
THINTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, manufacturing and sales	$99,990	$99,990	9,999	33.33	$14,183	$(50,243)	$(16,746)

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